UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT ON REVIEW

To the Shareholders and Management of

Banco Santander (Brasil) S.A.

São Paulo - SP

Introduction

We have reviewed the interim consolidated balance sheet of Banco Santander (Brasil) S.A. (“Bank”) as of March 31, 2015 and the related statements of income and comprehensive income, changes in equity and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and presentation of this interim consolidated financial information in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB. Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial information is not prepared, in all material respects, in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB.

Deloitte Touche Tohmatsu

Other issues

Statements of value added

We have also reviewed the consolidated statement of value added (DVA) mentioned in note 16.e) as complimentary information, for the three-month period ended March 31, 2015, prepared under the responsibility of the Management, whose presentation is required by Brazilian Corporate Law by publicly-held companies, and is considered as supplemental information for International Financial Reporting Standards - IFRS that does not require the presentation of DVA. This statement was subject to the same review procedures described above and, based on our review, nothing has come to our attention that cause us to believe that it is not prepared, in all material respects, consistent in relation to the consolidated interim financial information taken as a whole.

The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, April 27, 2015

DELOITTE TOUCHE TOHMATSU	Gilberto Bizerra de Souza
Auditores Independentes	Engagement Partner

ok Relatório Santander 1T15 Consol_Ingl CFI

© 2015 Deloitte Touche Tohmatsu. All rights reserved.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS
Thousands of Brazilian Real
ASSETS	Note	3/31/2015	12/31/2014

Cash and Balances With The Brazilian Central Bank		64,681,403	55,903,848

Financial Assets Held For Trading	4-a	47,593,428	56,013,603
Debt instruments		33,231,871	47,106,811
Equity instruments		443,783	391,656
Trading derivatives	16-b	13,917,774	8,515,136

Other Financial Assets At Fair Value Through Profit Or Loss	4-a	2,491,674	996,694
Debt instruments		1,458,681	93,900
Equity instruments		1,032,993	902,794

Available-For-Sale Financial Assets	4-a	80,636,480	75,164,342
Debt instruments		78,805,065	73,510,698
Equity instruments		1,831,415	1,653,644

Loans and Receivables	4-a	283,593,466	264,607,746
Loans and amounts due from credit institutions		37,674,677	28,917,397
Loans and advances to customers	14	245,918,789	235,690,349

Hedging Derivatives	16-b	696,493	212,552

Non-Current Assets Held For Sale	5	782,738	929,948

Investments in Associates and Joint Ventures	6	1,055,835	1,023,461

Tax Assets		27,776,879	23,019,696
Current		2,966,802	2,981,696
Deferred		24,810,077	20,038,000

Other Assets		3,649,563	5,066,726

Tangible Assets		6,910,292	7,071,036

Intangible Assets		30,699,835	30,221,258
Goodwill	8-a	28,369,919	28,270,955
Other intangible assets	8-b	2,329,916	1,950,303

Total Assets		550,568,086	520,230,910

The accompanying Notes and Appendix I are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY	Note	9/30/2014	12/31/2013

Financial Liabilities Held For Trading	9-a	31,288,959	19,569,791
Trading derivatives	16-b	14,375,208	8,284,360
Short positions		16,913,751	11,285,431

Financial Liabilities at Amortized Cost	9-a	407,544,051	392,186,593
Deposits from Brazilian Central Bank and deposits from credit institutions		60,565,672	63,674,201
Customer deposits		227,266,161	220,644,019
Debt securities		79,021,153	70,355,249
Subordinated liabilities		7,519,845	7,294,077
Debt Instruments Eligible to Compose Capital		8,110,516	6,773,312
Other financial liabilities		25,060,704	23,445,735

Hedging Derivatives	16-b	1,750,561	893,902

Provisions	10-a	11,046,708	11,127,444
Provisions for pension funds and similar obligations		3,893,873	3,869,728
Provisions, judicial and administrative proceedings, commitments and other provisions		7,152,835	7,257,716

Tax Liabilities		12,895,603	12,423,002
Current		12,532,176	12,110,582
Deferred		363,427	312,420

Other Liabilities		6,291,801	5,346,885

Total Liabilities		470,817,683	441,547,617

Stockholders' Equity	11	81,660,601	80,105,041
Capital		56,806,384	56,806,384
Reserves		24,865,199	20,594,135
Treasury shares		(456,870)	(445,501)
Option for Acquisition of Equity Instrument		(1,017,000)	(950,000)
Profit for the period attributable to the Parent		1,612,888	5,630,023
Less: Dividends and remuneration		(150,000)	(1,530,000)

Other Comprehensive Income		(2,324,358)	(1,801,921)

Stockholders' Equity Attributable to the Parent		79,336,243	78,303,120

Non - Controlling Interests		414,160	380,173

Total Stockholders' Equity		79,750,403	78,683,293
Total Liabilities and Stockholders' Equity		550,568,086	520,230,910

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED INCOME STATEMENTS
Thousands of Brazilian Real, except for per share data
	Note	1/01 to 3/31/2015	1/01 to 3/31/2014

Interest and similar income		16,051,887	13,877,585
Interest expense and similar charges		(8,815,328)	(6,866,370)
Interest Net Income		7,236,559	7,011,215
Income from equity instruments		6,848	2,294
Income from companies accounted for by the equity method	6-b	32,336	27,284
Fee and commission income		3,149,489	2,602,703
Fee and commission expense		(894,716)	(587,094)
Gains (losses) on financial assets and liabilities (net)		(7,665,599)	509,691
Financial assets held for trading		(7,645,611)	430,448
Other financial instruments at fair value through profit or loss		13,396	47,497
Financial instruments not measured at fair value through profit or loss		(50,235)	8,396
Other		16,851	23,350
Exchange differences (net)		2,968,138	121,240
Other operating income (expense)		(90,096)	(134,717)
Total Income		4,742,959	9,552,616
Administrative expenses	12	(3,408,510)	(3,309,389)
Personnel expenses		(1,798,511)	(1,712,725)
Other administrative expenses		(1,609,999)	(1,596,664)
Depreciation and amortization		(395,500)	(302,298)
Tangible assets		(252,136)	(190,146)
Intangible assets		(143,364)	(112,152)
Provisions (net)		(583,918)	(444,267)
Impairment losses on financial assets (net)		(2,634,121)	(2,909,066)
Loans and receivables	4-b.2	(2,634,121)	(2,909,066)
Impairment losses on other assets (net)		(6,135)	(3,375)
Other intangible assets		(1,986)	(586)
Other assets		(4,149)	(2,789)
Gains (losses) on disposal of assets not classified as non-current assets held for sale		1,906	375
Gains (losses) on non-current assets held for sale not classified as discontinued operations		62,354	1,644
Operating Gaisn (Losses) Before Tax		(2,220,965)	2,586,240
Income taxes		3,858,249	(1,169,179)
Net Profit from Continuing Operations		1,637,284	1,417,061
Profit attributable to the Parent		1,612,888	1,393,390
Profit (loss) attributable to non-controlling interests		24,396	23,671

Earnings Per Share (Brazilian Real) (1)
From continuing and discontinued operations
Basic earnings per 1,000 shares (Brazilian Real)
Common shares	203.68	175.65
Preferred shares	224.05	193.22
Diluted earnings per 1,000 shares (Brazilian Real)
Common shares	169.57	175.57
Preferred shares	186.53	193.13

Net Profit attributable - Basic (Brazilian Real)
Common shares	782,857	676,295
Preferred shares	830,031	717,095
Net Profit attributable - Diluted (Brazilian Real)
Common shares	780,376	676,289
Preferred shares	832,512	717,101

Weighted average shares outstanding - basic
Common shares	3,843,598	3,850,229
Preferred shares	3,704,738	3,711,370
Weighted average shares outstanding - diluted
Common shares	4,602,075	3,851,983
Preferred shares	4,463,215	3,713,124

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Thousands of Brazilian Real

	1/01 to 3/31/2015	1/01 to 3/31/2014

Consolidated Profit for the Period	1,637,284	1,417,061

Other comprehensive income which may be reclassified to net income:	(522,437)	224,928

Available-for-sale financial assets	(525,151)	179,794
Valuation adjustments	(833,542)	282,936
Amounts transferred to income statement	13,396	(8,396)
Income taxes	294,995	(94,746)

Cash flow hedges	2,714	45,134
Valuation adjustments	(52,753)	82,887
Amounts transferred to income statement	35,555	1,829
Income taxes	19,912	(39,582)

Net investment hedge	(169,188)	(82,290)
Net investment hedge	(281,980)	(137,150)
Income taxes	112,792	54,860

Exchange on investments Abroad	169,188	82,290
Exchange on investments Abroad	169,188	82,290
Other comprehensive income which may not be reclassified to net income:	-	(7,110)

Defined Benefits plan	-	(7,110)
Defined Benefits plan	-	(10,633)
Income taxes	-	3,523

Total Comprehensive Income	1,114,847	1,634,879

Attributable to the parent	1,090,451	1,615,574
Attributable to non-controlling interests	24,396	19,305
Total	1,114,847	1,634,879

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Thousands of Brazilian Real

		Stockholders´ Equity Attributable to the Parent													Non-controlling Interests	Total Stockholders´ Equity
										Other Comprehensive Income
	Note	Share Capital	CapitaI Increase	Reserves	Treasury shares	Option for Acquisition of Equity Instrument	Profit Attributed to the Parent	Dividends and Remuneration	Total	Available-for-sale Financial Assets	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total

Balances at December 31, 2013		62,634,585	-	17,673,134	(291,707)	-	5,723,494	(2,400,000)	83,339,506	(471,947)	(1,332,261)	702,168	(871,265)	81,366,201	289,101	81,655,302

Total comprehensive income		-	-	-	-	-	1,393,390	-	1,393,390	179,794	(2,744)	82,290	(37,156)	1,615,574	19,305	1,634,879
Appropriation of net profit		-	-	5,723,494	-	-	(5,723,494)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital		-	-	(2,400,000)	-	-	-	2,180,000	(220,000)	-	-	-	-	(220,000)	-	(220,000)
Share based payment		-	-	(2,513)	-	-	-	-	(2,513)	-	-	-	-	(2,513)	-	(2,513)
Treasury shares		-	-	-	(70,877)	-	-	-	(70,877)	-	-	-	-	(70,877)	-	(70,877)
Capital restructuring		(6,000,000)	171,799	(185,312)	(42,192)	-	-	-	(6,055,705)	-	-	-	-	(6,055,705)	-	(6,055,705)
Results of treasury shares		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other		-	-	-	-	-	-	-	-	-	-	-	-	-	1,490	1,490
Balances at March 31, 2014		56,634,585	171,799	20,808,803	(404,776)	-	1,393,390	(220,000)	78,383,801	(292,153)	(1,335,005)	784,458	(908,421)	76,632,680	309,896	76,942,576

Balances at December 31, 2014		56,806,384	-	20,594,135	(445,501)	(950,000)	5,630,023	(1,530,000)	80,105,041	73,292	(1,881,350)	702,349	(696,212)	78,303,120	380,173	78,683,293

Total comprehensive income		-	-	-	-	-	1,612,888	-	1,612,888	(525,151)	-	169,188	(166,474)	1,090,451	24,396	1,114,847
Appropriation of net profit for the year		-	-	5,630,023	-	-	(5,630,023)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	11-b	-	-	(1,530,000)	-	-	-	1,380,000	(150,000)	-	-	-	-	(150,000)	-	(150,000)
Share based payments	13-a.1	-	-	175,456	-	-	-	-	175,456	-	-	-	-	175,456	-	175,456
Treasury shares	11-c	-	-	-	(11,357)	-	-	-	(11,357)	-	-	-	-	(11,357)	-	(11,357)
Results of treasury shares		-	-	(4,415)	-	-	-	-	(4,415)	-	-	-	-	(4,415)	-	(4,415)
Capital restructuring	11-d	-	-	-	(12)	-	-	-	(12)	-	-	-	-	(12)	-	(12)
Option for Acquisition of Equity Instrument	3-a	-	-	-	-	(67,000)	-	-	(67,000)	-	-	-	-	(67,000)	-	(67,000)
Other		-	-	-	-	-	-	-	-	-	-	-	-	-	9,591	9,591
Balances at March 31, 2015		56,806,384	-	24,865,199	(456,870)	(1,017,000)	1,612,888	(150,000)	81,660,601	(451,859)	(1,881,350)	871,537	(862,686)	79,336,243	414,160	79,750,403

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED CASH FLOW STATEMENTS
Thousands of Brazilian Real

	Note	1/01 to 3/31/2015	1/01 to 3/31/2014
1. Cash Flows From Operating Activities
Consolidated income for the period		1,637,284	1,417,061
Adjustments to profit		(1,063,433)	3,737,633
Depreciation of tangible assets		252,136	190,146
Amortization of intangible assets		143,364	112,152
Impairment losses on other assets (net)		6,135	3,375
Provisions and Impairment losses on financial assets (net)		3,218,039	3,353,333
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		(64,260)	(2,019)
Share of results of entities accounted for using the equity method	6-a	(32,336)	(27,284)
Changes in deferred tax assets and liabilities		(4,757,501)	463,295
Other		170,990	(355,365)
Net (increase) decrease in operating assets		(28,524,316)	(28,666,436)
Balance with the Brazilian Central Bank		(7,424,804)	5,279,426
Financial assets held for trading		8,420,175	(2,180,595)
Other financial assets at fair value through profit or loss		(1,494,980)	(44,040)
Available-for-sale financial assets		(5,479,527)	(15,282,356)
Loans and receivables		(22,854,725)	(16,041,515)
Other assets		309,545	(397,356)
Net increase (decrease) in operating liabilities		23,344,192	9,423,046
Financial liabilities held for trading		11,719,168	949,291
Financial liabilities at amortized cost		10,277,507	8,168,996
Other liabilities		1,347,517	304,759
Paid tax		(150,938)	(211,947)
Total net cash flows from operating activities (1)		(4,757,211)	(14,300,643)

2. Cash Flows From Investing Activities
Investments		(707,036)	(174,629)
Tangible assets	7	(83,760)	(73,437)
Intangible assets		(623,276)	(101,192)
Disposal		313,330	19,406
Acquisition of subsidiary, less net cash on acquisition		59	-
Tangible assets		1,863	1,904
Non-Current Assets Held For Sale		291,467	-
Dividends and interest on capital received		19,941	17,502
Total net cash flows from investing activities (2)		(393,706)	(155,223)

3. Cash Flows From Financing Activities
Acquisition of own shares		(11,369)	(126,584)
Reduction of capital	11-d	-	(6,000,000)
Issuance of Debt Instruments Eligible to Compose Capital	11-d	-	6,000,000
Issuance of other long-term liabilities	9-b.3	22,243,338	12,249,461
Dividends paid and interest on capital		(806,196)	(1,457,728)
Payments of subordinated liabilities	9-b.4	-	(509,836)
Payments of other long-term liabilities	9-b.3	(17,275,477)	(16,374,239)
Payments of Debt Instruments Eligible to Compose Capital	9-b.5	(137,958)	-
Net increase (decrease) in non-controlling interests		9,931	1,490
Total net cash flows from financing activities (3)		4,022,269	(6,217,436)
Net Increase in Cash (1+2+3)		(1,128,648)	(20,673,302)
Cash and cash equivalents at beginning of period		23,399,970	37,988,003
Cash and cash equivalents at end of period		22,271,322	17,314,701

Cash and cash equivalents components
Cash		11,138,764	17,315
Loans and other		11,132,558	17,297,386
Total of cash and cash equivalents		22,271,322	17,314,701

Non-cash transactions
Foreclosured loans and other assets transferred to non-current assets held for sale		79,946	121,727
Dividends and interest on capital declared but not paid	11-b	150,000	220,000

Supplemental information
Interest received		16,336,527	14,003,614
Interest paid		7,900,239	6,986,564

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Amounts in thousands of Brazilian Real - R$, unless otherwise stated

1. General information, basis of presentation of the consolidated interim financial statements and other information

a) General information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain), is the lead institution of the financial and non-financial group (Conglomerate Santander) with the Central Bank of Brazil (Bacen), established as a corporation, with main office at Avenida Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple bank and through its subsidiaries carries out its operations through two segments (note 14): Commercial Banking and Global Wholesale Banking, which operates with commercial, investment, credit and financing and exchange, mortgage lending, leasing, credit cards and securities brokerage. Its operations are conducted as part of a set of institutions that operate on integrated financial markets and capital.

The consolidated interim financial statements for the period ended on March 31, 2015 were authorized for issue by the Board of directors at the meeting held on april 27, 2015.

b) Basis of presentation of the consolidated interim financial statements

These consolidated interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, from International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of IFRIC) (IFRS).

In accordance with IAS 34, the interim financial information is intended only to provide an update on the content of the latest consolidated financial statements authorized for issue, focusing on new activities, events and circumstances occurred during the period, rather than duplicating information reported in the consolidated financial statements previously presented. Accordingly, these interim financial statements do not include all the information required for consolidated financial statements prepared under IFRS as issued by the IASB. To properly understand the information in these interim financial statements, this should be read together with the Bank’s consolidated financial statements for the year ended December 31, 2014. The same accounting policies and methods of computation are followed in the interim financial statements as compared the most recent annual financial statements.

Adoption of new standards and interpretations

The Bank has adopted all standards and interpretations that became effective on January 1, 2015. The following standards and interpretations that not became effective in 2015, but are applicable to the Bank:

•IFRS 9, Financial Instruments (mandatory for annual reporting periods beginning on or after 1 January 2018) issued in July 2014, will replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 differs significantly with respect to:

I. Classification and measurement of financial assets and financial liabilities: Financial assets are classified on the basis of the business model within which they are held and their contract cash flow characteristics. Thus, the IASB created three categories based on the business model, which are "amortized cost", "fair value through other comprehensive income" and "fair value through profit or loss". For financial liabilities, the requirements related to the fair value option were changed to address own credit risk, in which the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk shall be presented in other comprehensive income.

II. Impairment methodology: The IASB added the impairment requirements relating to the accounting for an entity’s expected credit losses on its financial assets and commitments to extend credit. Those requirements eliminate the threshold that was in IAS 39 for recognition of credit losses. Under the impairment approach in IFRS 9 it is no longer necessary for a credit event to have occurred before credit losses are recognized. Instead, an entity always accounts for expected credit losses, and changes in those expected credit losses. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition and, consequently, more timely information is provided about expected credit losses.

III. Hedge accounting: These requirements align hedge accounting more closely with risk management, establish a more principle-based approach to hedge accounting and address inconsistencies and weaknesses in the hedge accounting model in IAS 39. The three existing hedge accounting categories in IAS 39 were maintained (which are “fair value hedge”, “cash flow hedge” and “hedge of a net investment in a foreign operation”).

The adoption of this IFRS will affect the consolidated financial statements with respect to the current classification of financial instruments and the current impairment methodology, which is based on recognition of incurred credit losses.

• IFRS 15 - Revenue from Contracts with Customers: The standard was issued in May 2014 and applies to an annual reporting period beginning on or after January 1, 2017. The standard specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles-based, five-step model to be applied to all contracts with customers. The Bank is currently assessing the impact of the standard upon its adoption.

IFRS 11 - Business Jointly - The amendment establishes accounting methods for the acquisition of joint ventures and joint operations which constitute an business, as established methodology in IFRS 3 - Business Combinations. Effective for years beginning on January 1, 2016 and early adoption is permitted by the IASB. The impact of this amendment will be due only if there is the acquisition of joint control.

Amendment to IAS 16 - Tangible assets and IAS 38 Intangible Assets - The amendment clarifies the principle basis for depreciation and amortization as the expected pattern of consumption of future economic benefits of the asset. Effective for years beginning on January 1, 2016 and early adoption is permitted by the IASB. The possible impacts of the adoption of this change are being evaluated and will be completed by the date of entry into force of regulation.

Amendments to IAS 27, Equity Method in Separate Financial Statements (obligatory for annual reporting periods beginning on or after 1 January 2016, early application permitted) - These amendments permit the use of the equity method as an option in the separate financial statements of an entity for accounting for investments in subsidiaries, joint ventures and associates.

Amendments to IFRS 10 and IAS 28, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (obligatory for annual reporting periods beginning on or after 1 January 2016, early application permitted) - These amendments establish that a gain or loss must be recognized for the full amount when the transaction involves assets that constitute a business (whether the business is housed in a subsidiary or not). When the transaction involves assets that do not constitute a business, a partial gain or loss is recognized, even if these assets are housed in a subsidiary.

c) Estimates made

The consolidated results and the determination of consolidated equity are influenced by the accounting policies, assumptions, estimates and measurement bases used by the management of the Bank in preparing the consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required, in conformity with IFRS, are best estimates undertaken in accordance with the applicable standard.

In the consolidated financial statements estimates were made by the management of the Bank and of the consolidated entities in order to quantify certain assets, liabilities, income, expenses, and disclosure notes.

The main estimates are further discussed on the December 31, 2014, 2013 and 2012 consolidated financial statements. In the period ended on March 31, 2015 there were no significant changes in the estimates made at 2014 year-end besides those indicated in these interim financial statements.

d) Provisions, Contingent assets and liabilities

Note 2 to the Bank's consolidated financial statements for the year ended December 31, 2014, 2013 and 2012 includes information on the contingent assets and liabilities. There were no significant changes in the Bank’s contingent assets and liabilities between December 31, 2014 and these interim financial statements' reporting date of March 31, 2015.

e) Comparative information

These interim financial statements include the comparable interim period of March 31, 2015 for the income statement, statement of comprehensive income, statement of changes in equity, and statement of cash flows. A comparative statement of financial position is also provided as of December 31, 2014.

f) Seasonality of the Bank’s transactions

Considering the activities conducted by the Bank and its subsidiaries, their transactions are not cyclical or seasonal in nature. Accordingly, no specific disclosures are provided in these explanatory notes to the interim financial statements for the three-month period ended March 31, 2015.

g) Materiality

In determining the disclosures to be made in relation to the various items in the financial statements or other matters, the Bank, in accordance with IAS 34, took into account their materiality in relation the interim financial statements.

h) Consolidated cash flow statements

In preparing the consolidated cash flow statements, the high liquidity investments with insignificant risk of changes in value and with original maturity of ninety days or less were classified as “cash and cash equivalents”. The Bank classifies as cash and cash equivalents the balances recorded under “Cash and balance with the Brazilian Central Bank” and "Loans and amounts due from credit institutions" in the consolidated balance sheet, except for restricted resources and long term transactions.

The interest paid and received correspond primarily to operating activities of Banco Santander.

i) Functional and presentation currency

The consolidated interim financial statements of Banco Santander are presented in Brazilian Real, the functional and presentation currency of these statements.

For each subsidiary, entity under joint control and investment in an unconsolidated company, Banco Santander has defined the functional currency. The assets and liabilities of these entities with functional currency other than the Brazilian Real are translated as follows:

- Assets and liabilities are translated at the exchange rate at the balance sheet date.
- Revenues and expenses are translated at the monthly average exchange rates.
- Gain and losses on translation of net investment are recorded in the statement of comprehensive income, in “exchange rate of investees located abroad”.

j) Funding, debt notes issued and other liabilities

Funding debt rates and other liabilities Instruments are recognized initially at fair value, considered primarily as the transaction price. They are subsequently measured at amortized cost and its expenses are recognized as a financial cost.

Among the liabilities initial recognition methods, it is important to emphasize those compound financial instruments which are classified as such due to the fact that the instruments contain both, a debt instrument (liability) and an embedded equity component (derivative).

The recognition of a compound instrument consists of a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity component (derivative convertible into ordinary share).

The issue of "Notes" must be registered at specific account liabilities and updated according to the agreed rates and adjusted by the effect of exchange rate variations, when denominated in foreign currency. All remuneration related to these instruments, such as interest and Exchange variation (difference between the functional currency and the currency in which the instrument was named) shall be accounted for as expenses for the period, according to the accrual basis.

The relevant details of these issued instruments are described in note 9-b.5 and 11-d.

k) Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial instruments not measured at fair value through profit or loss, are adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each period-end as follows:

Valuation techniques

Fair value measurements using a fair value hierarchy that reflects the model used in the measurement process.

Level 1: Financial instruments at fair value, determined on the basis of public price quotations in active markets, include government debt securities, private-sector debt securities, securitized assets, shares, short positions and fixed-income securities issued.

Level 2: Fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3: Fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Trading Financial Assets, Other financial assets at fair value on through profit or loss, Available-for-sale financial assets and Financial liabilities held for trading.

Level 1: The securities with high liquidity and observable prices in an active market are classified as level 1. At this level were classified most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), shares in stocks and other securities traded in an active market.

Level 2: When price quotations cannot be observed, the Management, using their own internal models, make their best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. Various techniques are used to make these estimates, including the extrapolation of observable market data and extrapolation techniques. The best evidence of fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only data from observable market, especially interest rates. These securities are classified within Level 2 of the fair value hierarchy and are composed mainly by Private Securities (prominently on Debenture portfolio) in a market with less liquidity than those classified at level 1.

Level 3: When there is information that is not based on observable market data, Banco Santander uses internally developed models, from curves generated according to the internal model. Level 3 comprises mainly unlisted shares that are not generally traded in an active market.

Derivatives

Level 1: Derivatives traded on exchanges are classified in Level 1 of the hierarchy.

Level 2: For the valuation derivatives traded over the counter, and the valuation of financial instruments (primarily swaps and options), are usually used as observable market data: exchange rates, interest rates, volatility, correlation between indexes and market liquidity.

When pricing the financial instruments mentioned, uses the method of the Black-Scholes model (exchange rate options, interest rate options; caps and floors) and the method of present value (discount of future values by market curves).

Level 3: Derivatives not traded in the stock market and that do not have an observable data in a active market were classified as Level 3, these and are composed of complex derivatives.

The following table shows a summary of the fair values of financial assets and liabilities for the period ended March 31, 2015 and December 31, 2014 classified based on several measurement methods adopted by the Bank to determine fair value:

		3/31/2015
Thousands of Real		Level 1	Level 2	Level 3	Total
Financial assets held for trading		44,005,517	3,578,839	9,072	47,593,428
Debt instruments		32,775,081	456,789	-	33,231,870
Equity instruments		312,628	122,084	9,072	443,784
Trading derivatives		10,917,808	2,999,966	-	13,917,774
Other financial assets at fair value through profit or loss		1,394,744	233,617	863,313	2,491,674
Debt instruments		1,375,527	83,154	-	1,458,681
Equity instruments		19,217	150,463	863,313	1,032,993
Available-for-sale financial assets		63,600,777	16,493,538	542,165	80,636,480
Debt instruments		62,371,041	16,434,023	-	78,805,064
Equity instruments		1,229,736	59,515	542,165	1,831,416
Hedging derivatives (assets)		485,615	210,878	-	696,493
Financial liabilities held for trading		28,226,706	3,062,253	-	31,288,959
Trading derivatives		11,312,955	3,062,253	-	14,375,208
Short positions		16,913,751	-	-	16,913,751
Hedging derivatives (liabilities)		1,674,879	75,682	-	1,750,561

		12/31/2014
Thousands of Real		Level 1	Level 2	Level 3	Total
Financial assets held for trading		53,609,580	2,394,494	9,529	56,013,603
Debt instruments		46,491,597	615,213	-	47,106,810
Equity instruments		293,634	88,493	9,529	391,656
Trading derivatives		6,824,349	1,690,788	-	8,515,137
Other financial assets at fair value through profit or loss		18,091	227,172	751,431	996,694
Debt instruments		-	93,900	-	93,900
Equity instruments		18,091	133,272	751,431	902,794
Available-for-sale financial assets		55,258,281	19,328,573	577,488	75,164,342
Debt instruments		54,380,246	19,130,453	-	73,510,699
Equity instruments		878,035	198,120	577,488	1,653,643
Hedging derivatives (assets)		128,106	84,446	-	212,552
Financial liabilities held for trading		18,308,961	1,260,830	-	19,569,791
Trading derivatives		7,023,531	1,260,830	-	8,284,361
Short positions		11,285,430	-	-	11,285,430
Hedging derivatives (liabilities)		808,953	84,949	-	893,902

The following table shows the changes that occurred during the period of December 31, 2014 and the first quarter of 2015 for level 3:

In thousand of Real	Fair Value 12/31/2014	Gains/ losses (Realized-Not Realized)	Additions / Low	Transfers to Level 3	Fair value 3/31/2015
Financial assets held for trading	9,529	(457)	-	-	9,072
Other financial assets at fair value through profit or loss	751,431	(2,185)	114,067	-	863,313
Available-for-sale financial assets	577,488	1,592	(36,915)	-	542,165

Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items -which are recognized under “Interest and similar income” or “Interest expense and similar charges”, as appropriate- and those arising for other reasons, which are recognized at their net amount under “Gains (losses) on financial assets and liabilities (net)”.

Adjustments due to changes in fair value arising from Available-for-sale financial assets are recognized temporarily in equity under “Other Comprehensive Income”. Items charged or credited to this account remain in the Bank’s consolidated equity until the related assets are write-off, whereupon they are charged to the consolidated income statement.

Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to provide these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Bank entities' own positions and assets and liabilities (“hedging derivatives”); and iii) to obtain gains from changes in the prices of these derivatives (“financial derivatives”).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1. The derivative hedges one of the following three types of exposure:

a. Changes in the fair value of assets and liabilities due to fluctuations, among other, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”);

c. The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b. There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (“retrospective effectiveness”).

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a. In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

b. In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under “Other comprehensive Income - Cash flow hedges” until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated income statement.

c. The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains (losses) on financial assets and liabilities (net)” in the consolidated income statement.

If a derivative designated as a hedge instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a trading derivative.

When fair value hedge accounting is discontinued, the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity under "Other comprehensive Income” (from the period when the hedge was effective) remains recognized in equity until the forecast transaction occurs at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognized immediately in profit or loss.

2. Basis of consolidation

Appendix I includes relevant information on the Bank companies that were consolidated. Similar information regarding companies accounted for under the equity method by the Bank is provided in Note 6.

3. Change in the scope of consolidation

a) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso)

On July 30, 2014 Banco Santander, through its controlled company Aymore CFI, and Banco Bonsucesso entered into an Investment Agreement whereby agreed to form an association in payroll credit card loan segment and payroll loans (Banco Bonsucesso Consignado).

On February 10, 2015, with the approval of the Central Bank, the transaction was concluded and Santander Brasil, through Aymoré CFI, became the controlling shareholder of Banco Bonsucesso Consignado, holding 60% of the share capital of the entity. Banco Bonsucesso owns the remaining portion of its share capital (40%).

Banco Bonsucesso Consignado became the exclusive vehicle of Banco Bonsucesso and its subsidiaries for the offer of payroll loans in Brazil. Banco Santander will continue to originate payroll loan transactions independently through its own channels.

As part of the transaction, Banco Santander has granted to the minority shareholders of Banco Bonsucesso a put option over shares of Banco Bonsucesso held by them equivalent to 40% of the total capital of the company. As set out in IAS 32, was recognized for the commitment made, as counterpart to a specific account in stockholders' equity in the amount of R$67 million. Were accounted a amount of R$240 million in Non - Controlling Interests.

b) Merger of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet) into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (current corporate name of Santander Getnet)

Banco Santander announced to the market on April 7, 2014, the company's purchase of Getnet ("Transaction"), through its subsidiary SGS, partner of Banco Santander in the development of the activities of acquiring and processing debit and credit cards payments.

At the EGM held on July 31, 2014, the capital increase of SGS of R$1,173,503 was approved, from the current R$16,000 to R$1,189,503 through the issuance of 53,565,000 new common shares, nominative and without par value, fully subscribed and paid by Banco Santander as follows: R$1,156,263 in local currency and R$17,240 in through the carrying amount, by Banco Santander of 5,300 common shares without par value issued by the iZettle Brazil Payment Services SA to the capital of SGS, which raised the share of Banco Santander from in Getnet S.A. 50.0% to 88.5%.

On July 31, 2014, SGS acquired all the shares of Getnet. The purchase price amounted to R$1,156.3 million (R$1.089,1 million paid e R$67,2 million payable), and intangible assets was estimated at R$1,064.5 million. On December 31, 2014, with the completion of the study of Purchase Price Allocation (PPA), the intangible assets amounted to R$1,039.3 million.

In accordance with IFRS 3 – Business Combination, it reflects the purchase accounting adjustments determined at the acquisition date, based on the book collection on July 31, 2014, corresponding to a gain in fixed assets in the amount of R$48,882. The balance on December 31, 2014 is R$74,064.

The initial accounting of the PPA was made, as summarized below:

Summary of cleared values

Stockholders’ Equity on July 31, 2014					42,895
Added value of assets (1)					74,064
Adjusted accounting value					116,959
Purchase Price					1,156,263
Goodwill					1,039,304
(1) Recorded under Tangible Assets.

At the EGM held on August 31, 2014 was approved the merger of SGS Getnet under "Private Instrument of Protocol and Justification of Merger of the Getnet S.A. - (Protocol)" of August 29, 2014 (Merger).

The implementation of the Merger represents an important step in the simplification, consolidation and integration of capture and processing of operations activities of electronic payments Group Santander in Brazil, allowing for the consolidation for all commercial, financial and accounting purposes.

By the Protocol, Getnet SA received the book value of all assets, rights and obligations of Getnet totaling R$42,895 which was extinguished and succeeded by Getnet SA in all their rights and obligations. In view that all the shares issued by Getnet are the property of Getnet SA, there was no increase in the share capital of Getnet SA following the approval of the Merger, so the net assets of Getnet was registered in Getnet SA in return of the investment account.

The context of the transaction, Banco Santander has granted to the minority shareholders of Getnet SA a put option over shares of Getnet SA held by them equivalent to 11.5% of the total capital of the company. As set out in IAS 32, was recognized for the commitment made, as counterpart to a specific account in stockholders' equity in the amount of R$950 million.

On August 31, 2014, the SGS shareholders also approved the change of the name of SGS to Getnet S.A..

c) Sale of Santander Securities Services Brasil DTVM S.A. (new denomination of CRV Distribuidora de Títulos e Valores Mobiliários S.A.)

On June 19, 2014, preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Banco Santander, and all of the shares issued by Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.), a subsidiary of Banco Santander. The Transaction is carried out within the context of an alliance abroad, among Banco Santander, S.A., funds of Warburg Pincus LLC, a company leader in the private equity sector, and the Singapore sovereign fund Temasek, involving the qualified custody business. Pursuant to the terms of the alliance, Santander Spain will hold 50% of a holding company that will integrate the custody divisions.

The sale operations was not conclued until March 31, 2015 and is subject to the satisfaction of certain customary conditions precedent for similar transactions, including the conclusion of definitive agreements and obtaining the necessary authorizations.

4. Financial assets

a) Breakdown by Category

The breakdown by nature and category for measurement purpose, of the Bank’s financial assets, except for the balances relating to “Cash and Balances with the Brazilian Central Bank” and “Hedging Derivatives”, at March 31, 2015 and December 31, 2014 is as follows:

	3/31/2015
	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Loans and Receivables	Total
Loans and amounts due from credit institutions	-	-	-	37,674,677	37,674,677
Of which:
Loans and amounts due from credit institutions, gross	-	-	-	37,832,643	37,832,643
Impairment losses (note 4-b.2)	-	-	-	(157,966)	(157,966)
Loans and advances to customers	-	-	-	245,918,789	245,918,789
Of which:
Loans and advances to customers, gross (1)	-	-	-	259,141,079	259,141,079
Impairment losses (note 4-b.2)	-	-	-	(13,222,290)	(13,222,290)
Debt instruments	33,231,871	1,458,681	78,805,065	-	113,495,617
Equity instruments	443,783	1,032,993	1,831,415	-	3,308,191
Trading derivatives	13,917,774	-	-	-	13,917,774
Total	47,593,428	2,491,674	80,636,480	283,593,466	414,315,048

	12/31/2014
	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Loans and Receivables	Total
Loans and amounts due from credit institutions	-	-	-	28,917,397	28,917,397
Of which:
Loans and amounts due from credit institutions, gross	-	-	-	29,059,676	29,059,676
Impairment losses (note 4-b.2)	-	-	-	(142,279)	(142,279)
Loans and advances to customers	-	-	-	235,690,349	235,690,349
Of which:
Loans and advances to customers, gross (1)	-	-	-	249,110,881	249,110,881
Impairment losses (note 4-b.2)	-	-	-	(13,420,532)	(13,420,532)
Debt instruments	47,106,811	93,900	73,510,698	-	120,711,409
Equity instruments	391,656	902,794	1,653,644	-	2,948,094
Trading derivatives	8,515,136	-	-	-	8,515,136
Total	56,013,603	996,694	75,164,342	264,607,746	396,782,385

(1) On March 31, 2015, the amount recorded in “Loans and advances to customers” related to loan portfolio assigned is R$244,564 (12/31/2014 – R$262,515), and R$224,059 (12/31/2014 – R$242,024) of “Other financial liabilities - Financial Liabilities Associated with Assets Transfer”.

b) Valuation adjustments for impairment of financial assets

b.1) Available-for-sale financial assets

As indicated in Note 2 of the consolidated financial statements of the Bank for the year ended December 31, 2014, changes in the carrying amounts of financial assets and liabilities are recognized in the consolidated income statement. Except in the case of available-for-sale financial assets, whose changes in value are recognized temporarily in consolidated stockholders' equity under “Comprehensive Income”.

Charge or credit to the “Other Comprehensive Income” as a result of the fair value measurement, remain in the Bank's consolidated stockholders' equity until the related assets are write-off, whereupon they are accounted to the consolidated income statement. As part of the process of fair value measurement, when there is objective evidence that the financial instruments are impaired, the amounts are no longer recognized in equity under “Other Comprehensive Income” and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

On March 31, 2015 the Bank analyzed the changes in fair value of the various assets comprising this portfolio and concluded that, at that date, there were no significant differences whose origin could be considered to arise from permanent impairment. Accordingly, the total of the changes in the fair value of these assets are presented under “Comprehensive Income”. The changes in the balance of valuation adjustments in the interim period are recognized in the Consolidated Statements of Comprehensive Income.

b.2) Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under “Loans and Receivables” in the three-months periods ended March 31, 2015 and 2014 were as follows:

				3/31/2015	3/31/2014
Balance at beginning of the period				13,562,811	13,640,545
Impairment losses charged to income for the period – Loans and receivables				2,845,287	3,052,992
Write-off of impaired balances against recorded impairment allowance				(3,027,843)	(2,989,191)
Balance at end of the period				13,380,256	13,704,346
Recoveries of loans previously charged off				211,166	143,926

Considering these amounts recognized in “Impairment losses charged to income” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets - Loans and receivables” amounted to R$2,634,121 and R$2,909,066 in the three-months periods ended March 31, 2015 and 2014, respectively.

c) Impaired assets

Detail of the changes in the balance of the financial assets classified as "Loans and Receivables" considered to be impaired due to credit risk in the three-months periods ended March 31, 2015 and 2014 is as follows:

				3/31/2015	3/31/2014
Balance at beginning of the period				14,011,226	14,021,777
Net additions				3,606,081	3,469,045
Write-off of impaired balances against recorded impairment allowance				(3,027,843)	(2,989,191)
Balance at end of the period				14,589,465	14,501,631

5. Non-current assets held for sale

Non-current assets held for sale includes foreclosed assets and other tangible assets. Moreover, on September 30, 2014 based on the sale plan, investments in Wind Energy entities were transferred for this heading whose current condition is highly likely; as approved by the Directors of Banco Santander, in compliance with required by IFRS 5.

On March 23, 2015, Santander Participações S.A. sold its entire stake in Santos Energy Participações S.A. to Inversiones Global Capital, S.A., a company indirectly controlled by Santander Spain, in the total amount of R$ 127,012 million. On the same date Santander Participações S.A. sold all of its interest in the Special Purpose Companies Gestamp Eólica Serra de Santana S.A., Gestamp Eólica Paraíso S.A., Gestamp Eólica Lanchinha S.A., Gestamp Eólica Seridó S.A. e Gestamp Eólica Lagoa Nova S.A. to ICG do Brazil S.A., a company indirectly controlled by Santander Spain, in the total amount of R$ 120,000 million.

On March 30, 2015, the total of non-current assets held for sale is R$133,045 and the values of liabilities directly assocoated with non-current assets held for sale are R$1,197.

6. Investments in associates and Joint Ventures

Jointly controlled

Banco Santander considers investments classified as jointly controlled: when they possess a shareholders' agreement, which sets the strategic financial and operating decisions requiring the unanimous consent of all investors.

Significant Influence

Banco Santander considers investments classified as significant influence when the Bank is empowered to elect members to the Executive Board.

a) Breakdown

			Participation %
Jointly Controlled by Banco Santander	Activity	Country	3/31/2015	12/31/2014
Companhia de Crédito, Financiamento e Investimento RCI Brasil	Financial	Brazil	39.89%	39.89%
Norchem Participações e Consultoria S.A.(1)	Other Activities	Brazil	50.00%	50.00%
Cibrasec - Companhia Brasileira de Securitização (1)	Securitization	Brazil	13.64%	13.64%
Estruturadora Brasileira de Projetos S.A. - EBP (1)	Other Activities	Brazil	11.11%	11.11%

Jointly Controlled by Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços)
Webmotors S.A. (3)	Other Activities	Brazil	70.00%	70.00%
Tecnologia Bancária S.A. - TECBAN (1) (4)	Other Activities	Brazil	19.81%	19.81%

Jointly Controlled by Santander Getnet
iZettle do Brasil Meios de Pagamento S.A. ("iZettle do Brasil”) (1) (5)	Other Activities	Brazil	50.00%	50.00%

Significant Influence of Banco Santander
Norchem Holding e Negócios S.A. (1)	Other Activities	Brazil	21.75%	21.75%

			Investments
			3/31/2015	12/31/2014
Jointly Controlled by Banco Santander			564,278	545,110
Companhia de Crédito, Financiamento e Investimento RCI Brasil			523,391	502,894
Norchem Participações e Consultoria S.A. (1)			24,176	23,739
Cibrasec - Companhia Brasileira de Securitização (1)			10,114	10,236
Estruturadora Brasileira de Projetos S.A. - EBP (1)			6,597	8,241

Jointly Controlled by Santander Serviços			471,834	458,444
Webmotors S.A. (3)			332,875	327,615
Tecnologia Bancária S.A. - TECBAN (1) (4)			138,959	130,829

Jointly Controlled by Santander Getnet			-	491
iZettle do Brasil (1) (5)			-	491

Significant Influence of Banco Santander			19,723	19,416
Norchem Holding e Negócios S.A. (1)			19,723	19,416
Total			1,055,835	1,023,461

	Results of Investments
	1/01 to 3/31/2015	1/01 to 3/31/2014

Jointly Controlled by Banco Santander	19,131	13,194
Companhia de Crédito, Financiamento e Investimento RCI Brasil	20,496	18,131
Norchem Participações e Consultoria S.A. (1)	437	409
Cibrasec - Companhia Brasileira de Securitização (1)	(158)	(223)
Estruturadora Brasileira de Projetos S.A. - EBP (1)	(1,644)	(2,684)
BW Guirapá I S.A. (2)	-	(2,439)

Jointly Controlled by Santander Serviços	13,390	13,751
Webmotors S.A. (3)	5,260	6,459
Tecnologia Bancária S.A. - TECBAN (1) (4)	8,130	7,292

Jointly Controlled by Santander Getnet	(491)	-
iZettle do Brasil (1) (5)	(491)	-

Significant Influence of Banco Santander	306	339
Norchem Holding e Negócios S.A. (1)	306	339
Total	32,336	27,284

b) Changes

The changes in the balance of this item in the periods ended March 31, 2015 and 2014 were as follows:

Jointly Controlled by Banco Santander	3/31/2015	3/31/2014
Balance at beginning of period	1,004,044	947,992
Change in the scope of consolidation (2)	-	88,715
Income from companies accounted for by the equity method	32,030	26,945
Write-off	-	(4,000)
Capital gains	-	368
Other	38	2
Balance at end of period	1,036,112	1,060,022

Significant Influence of Banco Santander
Balance at beginning of period	19,417	115,811
Change in the scope of consolidation (2)	-	(88,715)
Income from companies accounted for by the equity method	306	339
Balance at end of period	19,723	27,435
(1) Companies delayed by one month for the calculation of equity.
(2) On September, 2014 the investment held in BW Guirapá I S.A. by Banco Santander was transferred to Santander Participações and was reclassified to non-current assets held for sale (Note 5).
(3) In March 7, 2014 was concluded acquisition by company Webmotors SA, 100% of the share capital of KM Locanet Ltda - ME (Compreauto).

(4) On 18 July 2014 it was published a Notice to the Market with a view to inform that the country’s leading retail banks, among them Banco Santander, by means of one of its subsidiaries, (“Shareholders”), executed on July 17, 2014 a new Shareholders’ Agreement of Tecban (“New Shareholders’ Agreement”). The New Shareholders’ Agreement establishes that, within approximately 4 years from its effective date, the Shareholders shall have replaced part of their own external-access Automated Teller Machines (“ATMs”) with ATMs from Rede Banco24Horas, which are and will continue to be managed by Tecban, thus enhancing the efficiency, quality and points of services to their clients. The effectiveness of the Shareholders’ Agreement is subject to certain conditions precedent, among which its approval by the competent regulatory body. The General Superintendency of CADE published in the Diário Oficial da União, on October 23, 2014, its decision in which approved, without restrictions, the related transaction.

(5) On July 18, 2014, Banco  Santander now holds 50% of the total corporate capital of iZettle do Brasil Meios de Pagamento S.A. ("iZettle do Brasil”), through a capital contribution to the company in the amount of R$17,240 thousand, which was authorized by the Brazilian Central Bank on June 3, 2014. iZettle do Brazil is a Swedish source company that operates in the payment mechanisms market, with the development and distribution of payment products and solutions. This partnership was made in the context of a global agreement in December 2012 between Banco Santander, S.A (Spain) and iZettle in Sweden in order to create a joint and coordinated action in markets where the Santander Group operates, among them: Spain, Brazil, the UK and Mexico. One of the solutions developed by iZettle allows merchants to accept card payments through smart phones or tablets, by using a free appliance to a card reader application, converting the smart phones or tablets into a POS (point of sale - terminal accepting credit cards / debit card). The goal of the partnership is to enable Banco Santander to operate in the Brazilian market of card payments with the focus on micro merchants and individuals with an innovative, secure and aggregate supply to a simple solution. At the EGM (definir) held on July 31, 2014, the transfer of the investment held by Banco Santander (5,300 common shares without par value issued by the Izettle do Brasil Meios de Pagamento S.A.) to the capital of Santander Getnet was approved.

(*) The Bank does not have collateral with associates and joint ventures.
(**) The Bank does not have contingent liabilities with significant risk of possible losses related to investments in affiliates.

c) Impairment losses

Charge-offs was recorded with respect to investments in associates and joint ventures for the periods ended March 31, 2015 and December 31, 2014.

7. Tangible assets

a) Changes

Tangible assets were acquired in the three-month periods ended March 31, 2015 and 2014 for R$83,760 and R$73,437, respectively. Also, in the three-months ended March 31, 2015 there was sale of tangible assets amonting R$3,428 and in the three-months ended March 31, 2014 there was no sale of tangible assets.

b) Impairment losses

There were no significant impairment losses on tangible assets in the period ended March 31, 2015 and 2014.

c) Tangible asset purchase commitments

On March 31, 2015, the Bank does not have contractual commitments for the acquisition of tangible fixed assets.

8. Intangible assets

a) Goodwill

The goodwill recorded is subject to impairment test at least annually or in a short period, whenever there are indications of impairment.

The recoverable goodwill amounts are determined from value in use calculations. For this purpose, we estimate cash flow for a period of 5 years. We prepare cash flows considering several factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among other, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in different outcomes. The estimate of cash flows is based on valuations prepared by independent research company, which is reviewed and approved by the Executive Board.

Based on the assumptions described above management has not identified any evidence of impairment.

		3/31/2015	12/31/2014
Breakdown/Operating segments:
Banco ABN Amro Real S.A. (Banco Real)/ Commercial Banking		27,217,565	27,217,565
Santander Getnet		1,152,354	1,053,390
Total		28,369,919	28,270,955

b) Other intangible assets

The details by asset category of the "other intangible assets" of the consolidated balance sheets are as follow:

With finite lives:	Estimated Useful Life	3/31/2015	12/31/2014
IT developments	5 years	4,698,338	4,577,074
Other assets	Up to 5 years	799,880	356,868
Amortization		(3,077,223)	(2,697,805)
Impairment losses		(91,079)	(285,834)
Total		2,329,916	1,950,303

9. Financial liabilities

a) Breakdown by category

The breakdown by nature and category for purposes of measurement, of the Bank’s financial liabilities, other than “Hedging Derivatives”, as at March 31, 2015 and December 31, 2014 is as follows:

	3/31/2015
	Trading Financial Liabilities	Financial Liabilities at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	60,565,672	60,565,672
Customer deposits	-	227,266,161	227,266,161
Marketable debt securities	-	79,021,153	79,021,153
Trading derivatives	14,375,208	-	14,375,208
Subordinated liabilities	-	7,519,845	7,519,845
Short positions	16,913,751	-	16,913,751
Debt Instruments Eligible to Compose Capital	-	8,110,516	8,110,516
Other financial liabilities	-	25,060,704	25,060,704
Total	31,288,959	407,544,051	438,833,010

	12/31/2014
	Trading Financial Liabilities	Financial Liabilities at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	63,674,201	63,674,201
Customer deposits	-	220,644,019	220,644,019
Marketable debt securities	-	70,355,249	70,355,249
Trading derivatives	8,284,360	-	8,284,360
Subordinated liabilities	-	7,294,077	7,294,077
Short positions	11,285,431	-	11,285,431
Debt Instruments Eligible to Compose Capital	-	6,773,312	6,773,312
Other financial liabilities	-	23,445,735	23,445,735
Total	19,569,791	392,186,593	411,756,384

b) Composition and details

b.1) Deposits from the Brazilian Central Bank and Deposits from credit institutions

	3/31/2015	12/31/2014
Demand deposits (1)	132,372	161,538
Time deposits (2)	47,573,226	42,044,680
Repurchase agreements	12,860,074	21,467,983
Of which:
Backed operations with Private Securities (3)	5,622	961,359
Backed operations with Government Securities	12,854,452	20,506,624
Total	60,565,672	63,674,201
(1) Non-interest bearing accounts.
(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lendings, locally and abroad, and other foreign credit.
(3) Refers primarily to repurchase agreements backed by debentures own issue.

b.2) Customer deposits

	3/31/2015	12/31/2014
Demand deposits
Current accounts (1)	14,577,987	15,507,604
Savings accounts	37,569,276	37,938,936
Time deposits	89,918,378	91,552,181
Repurchase agreements	85,200,520	75,645,298
Of which:
Backed operations with Private Securities (2)	52,868,379	46,699,288
Backed operations with Government Securities	32,332,141	28,946,010
Total	227,266,161	220,644,019
(1) Non-interest bearing accounts.
(2) Refers primarily to repurchase agreements backed by debentures own issue.

b.3) Debt securities

	3/31/2015	12/31/2014
Real estate credit notes - LCI (1)	23,653,833	22,669,332
Bonds and other securities	12,900,602	11,784,701
Treasury Bills (3)	40,467,774	33,998,433
Agribusiness credit notes - LCA (2)	1,998,944	1,902,783
Total	79,021,153	70,355,249

(1) LCI´s are fixed income securities underlied to mortgage loans and collateralized by mortgage or chattel mortgage on property. On March 31, 2015, there are maturities between 2015 to 2020.(31/12/2014 - there are maturities between 2015 to 2020).

(2) Agribusiness credit notes are fixed income securities which resources are allocated to the promotion of agribusiness, indexed at 90,0% to 98,0% of CDI. On March 31, 2015, they have maturities between 2015 to 2016 (31/12/2014 - they have maturities between 2015 to 2016).

(3) The main features of the financial letters are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On March 31, 2015, they have a maturity between 2015 to 2025 (31/12/2014 - they have a maturity between 2015 to 2025).

The changes in the balance of Marketable debt instruments in the three-months periods ended March 31, 2015 and 2014 were as follows:

	3/31/2015	3/31/2014
Balance at beginning of the period	70,355,249	65,300,548
Issues	22,243,338	12,249,461
Payments	(17,275,477)	(16,374,239)
Interest	2,031,163	1,372,050
Exchange differences and other	1,666,880	(485,186)
Balance at end of the period	79,021,153	62,062,634

The Composition of "Eurobonds and other securities" is as follows:

				Interest	3/31/2015	12/31/2014
	Issuance	Maturity	Currency	Rate (p.a.)	Total	Total
Eurobonds	apr and nov - 10	apr - 15	US$	4.5%	2,685,004	2,173,398
Eurobonds	jan and jun - 11	jan - 16	US$	4.3%	2,686,375	2,256,237
Eurobonds	feb and sep - 12	feb - 17	US$	4.6%	4,108,420	3,575,617
Eurobonds (2)	mar and may - 13	mar - 16	R$	8.0%	1,233,696	1,258,363
Eurobonds (2)	apr - 12	apr - 16	CHF	3.3%	511,960	412,596
Eurobonds	mar - 13	apr - 18	US$	4,5% to 8,4% (1)	-	892,090
Eurobonds (2)	jun - 13	jun - 15	CHF	1.1%	419,515	339,686
Eurobonds (2)	mar-13	mar-15	CHF	1.7%	-	187,974
Eurobonds (2)	apr-12	apr-16	CLP	4.6%	121,388	101,264
Eurobonds	mar-15	mar-16	US$	0.5%	68,972	-
Eurobonds	mar-15	jun-15	US$	1.3%	64,265	-
Eurobonds	nov-14	may-16	US$	1.6%	64,261	53,141
Eurobonds	oct-14	oct-16	US$	2.0%	62,459	51,488
Eurobonds (2)	sep-14	sep-16	JPY	1.8%	29,437	24,480
Other (2)					844,850	458,367
Total					12,900,602	11,784,701

(1) The operation has compound on the first quarter of 2015 and owned compound interest flow: to April 17, 2013 equal 4.5% p.a., in period April 18, 2013 to the October 17, 2017 equal 8.4% p.a. and October 18, 2017 to the April 17, 2018 equal 7.0% p.a.

(2) Includes R$1,867,044 (12/31/2014 - R$1,960,197) in cash flow hedge operations, being R$1,233,696 indexed in Real (12/31/2014 - R$1,258,363), R$511,960 indexed on foreign currency - Swiss Franc (12/31/2014 - R$600,570), R$121,388 in Chilean Peso (12/31/2014 - R$101,264), and R$448,952 for market risk hedge operations indexed to foreign currency - Swiss Franc (12/31/2014 - R$364,166) being R$419,515 indexed to foreing currency - Swiss Franc (12/31/2014 - R$339,686) and R$29,437 in Chinese Yuan (12/31/2014 - R$24,480)

On March 31, 2015 no issues were convertible into Bank shares, nor had any privileges or rights been granted that may, in certain circumstances, make them convertible into shares.

b.4) Subordinated liabilities

The Composition of "Subordinated Liabilities" is as follows:

					3/31/2015	12/31/2014
	Issuance	Maturity(1)	Issuance Value	Interest Rate (p.a.)	Total	Total
Subordinated Liabilities	jun - 06	jul - 16	R$1,500	105.0% CDI	3,791,720	3,683,128
Subordinated Liabilities	oct - 06	sep - 16	R$850	104.5% CDI	2,049,206	1,990,794
Subordinated Liabilities	jul to oct - 06	jul - 16 to jul - 18	R$447	104.5% CDI	1,112,392	1,080,684
Subordinated Liabilities	may to jun - 08	may - 15 to may - 18	R$283	CDI (2)	117,629	114,050
Subordinated Liabilities	may to jun - 08	may - 15 to jun - 18	R$268	IPCA (3)	448,898	425,421
Total					7,519,845	7,294,077
(1) Subordinated Deposit Certificates issued by Banco Santander with yield paid at the end of the term together with the principal.
(2) Indexed to 100% and 112% of the CDI.
(3) Indexed to the extended consumer price index plus interest of 8.3% p.a. to 8.4% p.a.

Changes in the balance of "Subordinated liabilities" in three-months period ended March 31, 2015 and 2014 were as follows:

					3/31/2015	3/31/2014
Balance at beginning of the period					7,294,077	8,906,144
Payments					-	(509,836)
Interest					225,768	219,251
Balance at end of the period					7,519,845	8,615,559

b.5) Debt Instruments Eligible to Compose Capital

Details of the balance of "Debt Instruments Eligible to Compose Capital" for the issuance of equity instruments to compose the Tier I and Tier II of regulatory capital due to the Regulatory Capital Optimization Plan (Note 11.d), are as follows:

					3/31/2015	12/31/2014
	Issuance	Maturity	Issuance Value	Interest Rate (p.a.) (3)		Total
Tier I (1)	jan-14	no maturity (perpetual)	R$3,000	7.4%	4,060,759	3,361,971
Tier II (2)	jan-14	jan-24	R$3,000	6.0%	4,049,757	3,411,341
Total					8,110,516	6,773,312
(1) Interest quarterly paid from April 29, 2014.
(2) The interest payable semiannually from July 29, 2014.
(3) The effective interest rate, considering the income tax source assumed by the issuer, is 8.676% and 7.059% for instruments Tier I and Tier II, respectively.

Changes in the balance of "Debt Instruments Eligible to Compose Capital" in three-months period ended March 31, 2015 were as follows:

	3/31/2015	3/31/2014
Balance at beginning of the period	6,773,312	-
Issues	-	6,000,000
Interest payment Tier I (1)	17,810	42,192
Interest payment Tier II (1)	54,600	34,326
Foreign exchange variation	1,402,752	(352,853)
Payments of interest - Tier I	(22,280)	-
Payments of interest - Tier II	(115,678)	-
Balance at end of the period	8,110,516	5,723,665

(1) The remuneration of interest relating to the Debt Instruments Eligible to Compose Capital Tier I and Tier II was recorded against income for the period as "Interest expense and similar charges".

10. Provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

	3/31/2015	12/31/2014
Provisions for pension funds and similar obligations	3,893,873	3,869,728
Provisions for judicial and administrative proceedings, commitments and other provisions	7,152,835	7,257,716
Judicial and administrative proceedings under the responsibility of former controlling stockholders	789,262	783,909
Judicial and administrative proceedings	5,582,447	5,487,882
Of which:
Civil	1,762,936	1,755,367
Labor	2,042,004	1,982,393
Tax and Social Security	1,777,507	1,750,122
Other provisions	781,126	985,925
Total	11,046,708	11,127,444

b) Provisions for civil, labor, tax and social security contingencies

Banco Santander and its subsidiaries are involved in litigation and administrative tax, labor and civil proceedings arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity and history of actions and evaluation of successful businesses based on the opinions of internal and external legal advisors. The Santander has the policy to accrue the full amount of lawsuits whose loss valuation is probable. The legal obligation statutory tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

b.1) Lawsuits and Administrative Tax and Social Security

The Bank and its subsidiaries adhered, in August 2014, to the program of installments and cash payment of tax and social security debts established by Law 12.996/14.

The main case included administrative collection of the resulting expense deduction taxes with suspended payment and its update the basis for calculating the IRPJ and da CSLL between the years 2006 and 2008. Referred to collection, pending decision at the administrative level, risk classification was assessed as possible losses, according to legal counsel. Other administrative and judicial proceedings were also included this program.

Accounting effects in the case of tax and social security procedures included in payment mode in sight were registered at the time of subscribe the program through financial settlement in the amount of R$412,602, after the recorded deferred tax assets, was zero in net income.

The main lawsuits related to tax legal obligations, recorded in the line "Tax Liabilities - Current", fully registered as obligation, are described below:

• PIS and Cofins - R$10,680,843 (12/31/2014 - R$10,463,919 ): the Bank Santander and its companies filed lawsuits aiming to invalidate the provisions of Law 9,718/1998, pursuant to which PIS and Cofins taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by "Superior Tribunal Federal" - "STF" "Supreme Court" decisions for nonfinancial institutions, PIS and Cofins were levied only on revenues from services and sale of goods. On April 23, 2015, was published a STF´s decision admitting the extraordinary appeal lodged by Union about PIS and denying the extraordinary appeal lodged by Public Ministry about COFINS applicable, exclusively, to the process of Banco Santander. The STF’s decision and all others judicial actions are still outstanding of definitive judgment.

• Increase in CSLL tax rate - R$1,415,613 (12/31/2014 - R$1,357,957) – The Bank and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, which subsequently became Law 11.727/2008, in April 2008. Judicial proceedings are pending of judgment.

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings related to tax and social security matters, which are classified based on the opinion of legal counsel as probable loss risk.

The main topics discussed in these lawsuits are:

• CSLL - equal tax treatment - R$50,832 (12/31/2014 - R$54,111) - The Bank and its subsidiaries filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

• Tax on Services for Financial Institutions (ISS) - R$764,940 (12/31/2014 - R$722,366): The Bank and its subsidiaries filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as services.

• Social Security Contribution (INSS) - R$467,143 (12/31/2014 - R$442,583): The Bank and its subsidiaries are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

b.2) Lawsuits and Administrative Proceedings - Labor Contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments and successes. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable realization, the law and jurisprudence according to the assessment of success made by legal counsel.

b.3) Civil judicial and administrative proceedings

These contingencies are generally caused by: (1) Action with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) action deriving of financing agreements, (3) execution action; and (4) action indemnity by loss and damage. For civil actions considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable realization, the law and jurisprudence according to the assessment of success made by legal counsel.

The main lawsuits classified as probable loss are described below:

Lawsuits for indemnity - seeking indemnity for property damage and/or emotional distress, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the likely risk of payment, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover actions with collective the deficient inflation adjustments in savings accounts arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are recorded based on the average of cases closed.

Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to likely risk of payment, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Tribunal da Justiça (STJ - Justice Superior Court) decided against the bank’s. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

Moreover, there are precedents at the STF regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, in the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years, but this decision not handed down on the lawsuits yet. Thus, with this decision, a majority stake, as was proposed after the period of 5 years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence, that not handed down on the lawsuits yet. Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

b.4) Civil, labor, tax and social security contingencies classified as possible loss risk

Refer to judicial and administrative proceedings involving civil, labor, tax and social security matters assessed by the legal counsels as possible loss risk, which were not accrued as a provision.

Tax lawsuits classified as possible loss risk, totaled R$13.816 million, including the following main lawsuits:

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against former Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the management of its customers’ funds and clearaning services provided by Banco to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the evaluation of legal counsel, the tax treatment was adequate. Santander DTVM succeeded in the second instance in its proceeding before the Board of Tax Appeals (CARF), however this decision was reformed and a new appeal was introduced, which is subject to assessment. The Banco Santander was found liable for the tax assessment. Both decisions were appealed by the respective losing parties and the proceedings are pending final judgment of the respective appeals in a non-appealable proceeding before CARF. As of March 31, 2015 amounts related to these claims are approximately R$635 million each.

• Credit Losses - The Bank and its companies challenged the tax assessments issued by the Federal Revenue Services claiming improper deduction of losses on loans on Income Tax of Legal Entities IRPJ and CSLL bases for allegedly failing to meet the relevant requirements under applicable law. As of March 31, 2015 the amount related to this challenge is approximately R$679 million.

• INSS on Profit Sharing Payments (“PLR”) – The Bank and the subsidiaries are involved in several legal and administrative proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of March 31, 2015 amounts related to these proceedings totaled approximately R$1,118 million.

• IRPJ and CSLL - Capital Gain - The Federal Revenue Service of Brazil issued infraction notices against Zurich Santander Brasil Seguros e Previdência S.A., successor company of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005, claiming that capital gain in sales shares of Real Seguros S.A and Real Vida Previdência S.A. by AAB Dois Par should be taxed an rate of 34% instead 15%. The assessment was contested administratively based on understanding tax treatment adopted at the transaction was in compliance and capital gain was taxed properly. We partially favor the decision by CARF for give voluntary part appeal to delete the fine craft and interest on this fine. This decision may be appealed. The Banco Santander is responsible for any adverse outcome in this process as Former Controller of Stockholders Zurich Santander Brasil Seguros e Previdência S.A. As of March 31, 2015 the amount related to this proceeding is approximately R$250 million.

• Goodwill amortization of Banco Real – The Brazilian Federal Revenue issued infraction notices against the Bank in the amount of R$1,096 billion to require the income tax and social payments, including late charges, for the base period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The infraction notices was contested.

• Goodwill amortization of Banco Sudameris – The Tax Authorities have issued infraction notices in the amount of R$477 million to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related period of 2007 to 2012. Banco Santander timely presented their appeals, which are pending.

The labor lawsuits classified as possible loss risk totaled R$132 million, excluding the lawsuit below:

• Semiannual Bonus or Profit Sharing - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired up to May 22, 1975, filed as Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the STF. The Regimental Appeal is an internal appeal filed in the STF itself, in order to refer the monocratic decision to a group of five ministers. The 1st Class of the STF upheld the appeal by the Bank and denied the Afabesp. The materials of the extraordinary appeal of the Bank now proceed to the STF for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

The liabilities related to civil lawsuits with possible loss risk totaled R$673 million.

b.5) Judicial and administrative proceedings under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$780,009, R$927 and R$8,326 (12/31/2014 - R$773,304, R$2,520 e R$8,085), with responsibility of the former controlling stockholders of the banks and acquired entities. Based on the agreements signed these lawsuits have guarantees of full reimbursement by the former controlling stockholders, and amounts reimbursable were recorded under other assets.

11. Stockholders Equity

a) Capital

According to the by-laws, Banco Santander's capital may be increased to the limit of authorized capital, regardless of amendment to the by-laws, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (Nine Billion, Ninety Million, Nine Hundred and Nine Thousand and Ninety) shares, within the legal limits established as the number of preferred shares. Any increase in capital in excess of this limit will require the approval of stockholders.

The capital stock, fully subscribed and paid, is divided into book-entry registered shares with no par value.

	Thousand shares
	3/31/2015			12/31/2014
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	118,044	143,957	262,001	127,192	153,105	280,297
Foreign Residents	3,751,806	3,587,033	7,338,839	3,742,658	3,577,885	7,320,543
Total	3,869,850	3,730,990	7,600,840	3,869,850	3,730,990	7,600,840
(-) Treasury shares	(27,273)	(27,273)	(54,546)	(29,612)	(29,612)	(59,224)
Total outstanding	3,842,577	3,703,717	7,546,294	3,840,238	3,701,378	7,541,616

b) Dividends and interest on capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been and will continue to be calculated and paid in accordance with Brazilian Corporate Law.

Before the annual shareholders meeting, the Board of Directors may resolve on the declaration and payment of dividends on earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully attributed to the mandatory dividend.

			3/31/2015
				Real per Thousand Shares / Units
				Common	Preferred	Units
Intercalary Dividends (1) (2)			150,000	18.9474	20.8421	39.7895
Total on March 31, 2015			150,000
(1) Established by the Board of Directors in March 2015.

(2) The amount of the interim dividend will be fully attributed to supplementary and mandatory dividends, respectively, for the year 2015 and will be paid from August 28, 2015, without any compensation to the restatement.

			12/31/2014
				Real per Thousand Shares / Units
				Common	Preferred	Units
Interim Dividends (1) (5)			99,807	12.6008	13.8609	26.4617
Intercalary Dividends (1) (5)			120,193	15.1745	16.6919	31.8664
Intercalary Dividends (2) (5)			400,000	50.5005	55.5505	106.0510
Intercalary Dividends (3) (6)			220,000	27.7738	30.5512	58.3250
Interest on Capital (4) (6)			690,000	87.2120	95.9332	183.1452
Total on December 31, 2014			1,530,000
(1) Established by the Board of Directors in March 2014.
(2) Established by the Board of Directors in June 2014.
(3) Established by the Board of Directors in September 2014.
(4) Established by the Board of Directors in December 2014, common R$74.1309, preferred - R$81.5442 e units - R$155.6751, net of taxes.

(5) The amount of interim and intercalary dividends were be fully attributed to supplementary and mandatory dividends for the year 2014 and were be paid from August 28, 2014, without any compensation to the restatement.

(6) The amount of intercalary dividends were be fully attributed to supplementary and mandatory dividends for the year 2014 and were be paid from February 26, 2015, without any compensation to the restatement.

c) Treasury Shares

In the meeting held on November 3, 2014, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on August 24, 2014, the buyback program of Units or ADRs of the Bank, by the Bank or by the Bank´s agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 44,253,662 Units, representing 44,253,662 common shares and 44,253,662 preferred shares, or the ADRs, which, on October 31, 2014, corresponded to approximately 1.16% of the Bank’s share capital.

The Buyback has the scope to (1) maximize the value generation to the shareholders by means of an efficient management of the capital structure; and (2) obtain the payment of the Officers, employees on the managerial level and others Bank’s employees, as well as the companies under its control according to the Long Term Incentive Plan.

The term of the Buyback Program is 365 days counted from November 3, 2014, and it will expire on November 3, 2015.

In 2015, 1,972,900 Units were acquired, 4,369,086 Units paid as Bonus and Long-Term Incentive Plan – Local. The balance accumulated of treasury shares on March 31, 2015, amounting to14,134,991 Units (12/31/2014 – 16,531,177 Units) equivalent to R$196,304 (12/31/2014 – R$230,420). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$11.01, R$14.10 and R$18.51. In 2015 was acquired 57,100 ADRs. The balance accumulated of ADRs acquired and held in treasury amounting 13,137,665 ADRs, in the current amount of R$260,509 (12/31/2014 - R$215,036). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$$4.37, US$6.17 and US$10.21. The market value of these shares on March 31, 2015 was R$14.07 per Unit and US$4.41 per ADR. In the first quarter of 2015, due to the Optimization Plan PR, were also recorded interest in the amount of R$57, totaling R$456,870 (12/31/2014 - R$445,501) of treasury shares.

Additionally, during the period of three-months ended in March 31, 2015, treasury shares were traded, that have resulted in loss of R$4.415 (12/31/2014 - loss of R$4,926) recorded directly in equity in capital reserves.

d) Plan to Optimize the Capital Structure

According to the Material Fact disclosed on September 26, 2013, in order to optimize Banco Santander´s capital structure, the Board of Directors submitted a proposal to optimize the composition of Banco Santander’s regulatory capital to the shareholders for their approval ("PR Optimization Plan"). The aim is to establish a more efficient capital structure, consistent with the recent prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The PR Optimization Plan has the following items: (i) the distribution of equity to the shareholders of Banco Santander in the total amount of R$6,000,000, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

Equity Distributions

On November 1st, 2013, the proposal for distribution of equity to shareholders was approved on Shareholders’ Meeting. In January 2014, conditions for effective recovery of resources (lapse of time for opposition from unsecured creditors, approval by the Bacen and filing the minutes of the meeting at the Junta Comercial do Estado de São Paulo - JUCESP). The equity distribution to shareholders occurred on January 29, 2014, and the Bank's shares and Units have been traded ex-rights to the equity distribution since January 15, 2014.

Issuance of Notes

On January 14, 2014 the Board of Directors approved the issuance of notes outside Brazil, in US Dollars, amounting to R$6,000,000. The issuance of Notes was held on January 29, 2014.

The specific characteristics of the Notes issued to compose the Tier I are: (a) Notional: US$1,247,713, equivalent to R$3,000,000, (b) Interest Rate: 7.375% p.a. (c) Maturity: The Tier I Notes shall be perpetual; (d) Frequency of interest payment: interest will be paid quarterly from April 29, 2014; (e) Discretion: Banco Santander can cancel the distribution of interest at any time, for an unlimited period, with no accumulation rights and this suspension shall not be considered as a default event; (f) Subordination: in the case of insolvency, the Notes' financial settlement is subordinated to all Tier II capital instruments. The specific characteristics of the Notes issued to form the Tier II are: (a) Notional: US$1,247,713, equivalent to R$3,000,000 (b) Interest Rate: 6.0% p.a. (c) Maturity: the Tier II Notes will mature on January 29, 2024, and (d) Frequency of interest payment: interest payable semi-annually from July 29, 2014.

On April 15, 2014, the Bacen approved the issued notes to compose the Tier I and Tier II of Bank’s regulatory capital since the issuance date.

Bonus Share and Reverse Share Split (inplit)

With the purposes of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing costs of transaction thereof, on March 18, 2014, our shareholders, in the extraordinary general meeting approved, (i) a bonus share of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which results in bonus share of five preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of R$171,799; and (ii) share reverse split (inplit) of the totality of our common shares and preferred shares in a ratio of 1:55, so that each fifty-five (55) common shares and fifty-five (55) preferred shares now correspond to one (1) common share and one (1) preferred share, respectively. As a result, each Unit (SANB11) is now comprised of one common share and one preferred share. Such events were implemented on June 2, 2014.

Exchange Offer

On April 29, 2014 the Bank published Material Fact in order to inform that it was informed by its indirect controlling shareholder, Banco Santander Spain, that it would launch a voluntary exchange offer in Brazil and United States for acquisition of up to the totality of the shares of Banco Santander that were not held by Banco Santander Spain, which represented approximately 25% of Banco Santander’s share capital, with payment in shares of Banco Santander Spain. As a result of the Transaction, Bank would continue to be a listed company, although it would change from the Level 2 of Corporate Governance of BM&FBovespa to the traditional segment.

On June 9, 2014, it was held an extraordinary shareholder meeting, which resolved on the following Agenda: (a) the exit of the Bank from Level 2 of Corporate Governance; and (b) the selection of the specialized firm NM Rothschild & Sons (Brasil) Ltda.(“Rothschild”), to prepare a valuation report, called a “laudo”, based on the Bank’s economic value, for purposes of the Exchange Offer and the consequent exit from Level 2.

On June 13, 2014, the Bank announced to the market that the valuation report, prepared by Rothschild was duly filed on the date hereof with (i) the CVM; (ii) the BM&FBovespa; and (iii) the U.S. Securities and Exchange Commission - SEC. The Company informed as well that an application for registration of the Exchange Offer was duly filed with the CVM on the date hereof.

On October 2, 2014 Banco Santander´s Board of Directors issued an opinion regarding the Exchange Offer and Banco Santander filed with the SEC its position with respect to the proposed transaction by means of a Schedule 14D-9. On October 16, 2014 Banco Santander Spain and Banco Santander disclosed to the market the adjustment of exchange ratio of the Exchange Offer referred to in the Public Notice (edital) published on September 18, 2014. In accordance with the Public Notice, the exchange ratio, and consequently the amount of BDR that entitles each Subscription Receipt, was adjusted from 0.70 BDR for each Unit and 0.35 BDR for each share, either ordinary or preferred, to 0.7152 BDR for each Unit and 0.3576 BDR for each share, either ordinary or preferred, in view of the compensation declared by Banco Santander Spain on October 16, 2014, under the Santander Dividendo Elección program, with record date on October 17, 2014.

On October 31, 2014, Banco Santander together with Banco Santander Spain announced to the market the Exchange Offer Results. Banco Santander Spain acquired 1,640,644 shares and 517,827,702 Units, representing, together, 13.65% of the share capital of Bank. Thereby, the participation of Grupo Santander in Banco Santander would be 88.30% of its total share capital, 88.87% of its common shares and 87.71% of its preferred shares, considering also the ADRs representative of Units acquired in the Exchange Offer in the USA. As consequence of the Exchange Offer, Santander Brasil´s shares are no longer listed on Level 2 of BM&FBovespa, and are trading on the traditional listing segment.

12. Breakdown of income accounts

a) Personnel expenses

	1/01 to 3/31/2015	1/01 to 3/31/2014
Wages and salaries	1,116,301	1,104,519
Social security costs	305,953	283,841
Benefits	278,664	259,188
Defined benefit pension plans	7,841	5,457
Contributions to defined contribution pension funds	17,684	16,651
Share-based payment costs	12,836	(157)
Training	16,325	10,280
Other personnel expenses	42,907	32,946
Total	1,798,511	1,712,725

b) Other administrative expenses

	1/01 to 3/31/2015	1/01 to 3/31/2014
Property, fixtures and supplies	314,085	301,987
Technology and systems	283,020	280,498
Advertising	52,588	71,824
Communications	114,182	134,287
Per diems and travel expenses	30,401	34,181
Taxes other than income tax	46,306	17,302
Surveillance and cash courier services	150,608	148,466
Insurance premiums	5,458	4,065
Specialized and technical services	406,444	502,421
Technical reports	96,711	99,190
Other specialized and technical services	309,733	403,231
Other administrative expenses	206,907	101,633
Total	1,609,999	1,596,664

13. Share-based compensation

Banco Santander has long-term compensation plans linked to the market price of the shares . The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, may also be elegible according to the seniority of the group. For the Board of Directors members in order to be eligible, they are required to exercise Executive Board functions.

a) Local program

The Extraordinary stockholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

On 25 October 2011, Banco Santander held an EGM, which approved the grant of the Incentive Long - Term Incentive Plan (SOP 2014) - Investment in Certificates of Deposit Shares ("Units") to certain directors and Managerial level employees of the Bank and companies under its control.

On 29 April, 2013, Banco Santander held an EGM, which approved the grant of the Banco Santander’s share-based compensation program - Stock Option Plan for Share Deposit Certificates – Units (SOP 2013) and the Long-Term Incentive Plan - Investment in Share Deposit Certificates (PSP 2013).

The characteristic of each plan are:

SOP Plan: It is a 3 year Stock Option Plan by which new shares of the Banco Santander are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date of each unit.

Long-Term Incentive Plan - SOP 2014: It is a 3 year Stock Option Plan. The period for exercise comprises between June 30, 2014 and June 30, 2016. The number of Units exercisable by the participants will be determined according to the result of the determination of a performance parameter of the Bank: total Shareholder Return (TSR) and may be reduced if failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison made between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

Long-Term Incentive Plan – SOP 2013: It is a stock option plan with 3 years of vesting. The period for the exercise comprises between June 30, 2016 and June 30, 2018. The number of Units exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) and can be reduced, if not achieved the goals of reducing weighted Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

PSP Plan: Compensation Plan based on shares settled in cash, with vesting period of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the variable compensation by the Bank to Participants under the Variable Compensation and (i) 50% (fifty percent) consist of the delivery "Units", where which can not be sold during the term of 01 (one) year from the date of exercise and (ii) 50% (fifty percent) will be paid in cash, which may be used freely by the Participants ("fifty percent"), after deductions of all taxes, charges and withholdings.

Long-Term Incentive Plan – PSP 2013: Compensation Plan based on shares with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the variable compensation by the Bank to Participants under the Variable Compensation 100% (one hundred percent) consist of the delivery Units.

a.1) Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

		PSP 2013/ SOP 2013	Plans SOP, PI12 - PSP, PI13 - PSP and PI14 - PSP(1)	SOP 2014 (2)
Total Shareholder Return (TSR) rank		% of Exercisable Shares
1st		100%	50%	100%
2nd		75%	35%	75%
3rd		50%	25%	50%
4th		-	-	25%
(1) Associated with the TSR, the remaining 50% of the shares subject to exercise refer to the realization of net income vs. budgeted profit.
(2) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

For measurement of the fair value the following premises was used:

	PSP 2013	PI14 - PSP	PI13 - PSP	PI12 - PSP
Method of Assessment	Binomial	Binomial	Binomial	Binomial
Volatility	40.00%	57.37%	57.37%	57.37%
Probability of Occurrence	60.27%	37.59%	26.97%	43.11%
Risk-Free Rate	11.80%	10.50%	10.50%	11.18%

		SOP 2013	SOP 2014	SOP plan
Method of Assessment		Black&Scholes	Black&Scholes	Binomial
Volatility		40.00%	40.00%	57.37%
Rate of Dividends		3.00%	3.00%	5.43%
Vesting Period		3 years	3 years	3 years
Average Exercise Time		5 years	5 years	3,72 years
Risk-Free Rate		11.80%	10.50%	11.18%
Probability of Occurrence		60.27%	71.26%	43.11%
Fair Value of the Option Shares		R$5,96	R$6,45	R$7,19

The average value of shares SANB11(Shares of the Bank in BM&FBovespa) in the period ended on March 31, 2015 is R$15.95 (12/31/2014 - R$15.06).

On the first quarter of 2015, daily pro-rata expenses amounting R$3,174 (3/31/2014 - expenses of R$2,485), relating to the SOP plan and expenses amounting R$1,915 (3/31/2014 - expenses of R$1,635) relating to the PSP plan. Also recorded in the period a loss with the movement of the market value of the share of the PSP Plan in the amount of R$1,101 as "Gains (losses) on financial assets and liabilities (net) - other".

	Number of Units	Exercise Price	Year Granted	Employees	Date of Commencement of Period	Expiration Date of Period
Final Balance on December 31, 2013	35,654,230
Cancelled (PI 14 - PSP) options	(1,536,735)		2012	Managers	05/29/12	06/30/14
Cancelled (SOP - 2014) options	(13,300,678)	14.31	2011	Managers	10/26/11	06/30/16
Cancelled (SOP - 2013) options	(804,121)	14.43	2013	Managers	05/02/13	06/30/18
Cancelled (PSP - 2013) options	(163,544)		2013	Managers	08/13/13	06/30/16
Granted (PSP - 2013) options	295,957		2013	Managers	08/13/13	06/30/16
Cancelled (SOP) options	(4,903,768)	23.50	2010	Managers	02/03/10	06/30/14
Exercised (PI 14 - PSP) options	(180,574)		2012	Managers	05/29/12	06/30/14
Exercised (SOP delivery 2014) options	(1,230,303)		2011	Managers	10/26/11	06/30/16
Final Balance on December 31, 2014	13,830,464
Cancelled (SOP - 2013) options	(53,299)	14.43	2013	Managers	05/02/13	06/30/18
Cancelled (PSP - 2013) options	(17,525)		2013	Managers	08/13/13	06/30/16
Exercised (SOP delivery 2014) options	(3,750)		2011	Managers	10/26/11	06/30/16
Final Balance on March 31, 2015	13,755,890
SOP 2014	1,024,675	14.31	2011	Managers	10/26/11	06/30/16
SOP 2013	10,185,324	14.43	2013	Managers	05/02/13	06/30/18
PSP 2013	2,545,891		2013	Managers	08/13/13	06/30/16
Total	13,755,890

a.2) Global Program

Long-Term Incentive Policy

The Board of Directors’ of Banco Santander Spain approved in a meeting held on March 26, 2008, the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Banco Santander Spain, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Spain, Conglomerate Santander's executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Spain. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives identified by the Executive Board or the Executive Committee.

This plan involves three-years cycles for the delivery of shares to the grantees. The first two cycles started in July 2007, with the first cycle lasting two years (Plan I09) and the other cycles lasting three years, on average (Plan I10/Plan I11/Plan I12/Plan I13 and Plan l14). Therefore since 2009 a new cycle beginnings and the closure of a previous cycle. The purpose is to establish an appropriate sequence between the end of the incentive program, tied to the previous plan, I-06, and the successive cycles of this plan.

For each cycle is set a maximum number of shares for each grantee who continued working at Grupo Santander Spain during the plan. The objectives whose fulfillment determine the number of shares distributed are defined by comparing the performance of Grupo Santander Spain in relation to a Reference Group (financial institutions) and are related to two parameters: RTA and growth in Earnings / Benefit for Action (BPA).

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

From the plan Pl12 the purpose determines the number of actions thats relate to just one performance condition, which has 100% weight in the percentage of shares to be distributed: the TSR Group.

Global Plan Fair Value

It was assumed that the grantee will not leave the Bank’s employment during the term of each plan. The fair value of the 50% linked to the Bank’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousand simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	PI10	PI11	PI12	PI13	PI14
Expected volatility (*)	15.67%	19.31%	42.36%	49.64%	51.35%
Annual dividend yield based on last five years	3.24%	3.47%	4.88%	6.33%	6.06%
Risk-free interest rate (Treasury Bond yield –zero coupon) over the period of the plan	4.50%	4.84%	2.04%	3.33%	4.07%
(*) calculated on the basis of historical volatility over the corresponding period (two or three years).

In view of the high correlation between TSR and EPS, it was considered feasible to extrapolate that (in a high percentage of cases) the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, i.e. of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. Since this valuation refers to a non-market condition, it is reviewed and adjusted on a yearly basis.

	Number of Units	Granted Year	Employees	Data of Commencement of Period	Data of Expiry of Period
Final Balance on December 31, 2013	379,685
Cancelled Options (PI14)	(379,685)	2011	Managers	07/01/11	07/31/2014
Final Balance on December 31, 2014	-
Final Balance on March 31, 2015	-

In the period ended March 31, 2015, were recognized expenses daily pro rata amounting to R$3,338 (2014 - R$405), related to costs to the respective dates of the above cycles, for total plans of the Global Program.

Plans do not result in dilution of the share capital of the Bank, because they are paid in shares of Banco Santander Spain.

b) Referenced Variable Remuneration in Shares

The Annual stockholders’ Meeting of Banco Santander Spain, held on June 11, 2010, approved the new policy for executive compensation through a referenced variable remuneration in shares plan effective for all the companies of the Group, including Banco Santander. This new policy, subject to adjustments applicable to Banco Santander, were approved by Appointment and Compensation Committee and Board of Directors at the meeting held on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of stockholders' via a long-term commitment.

The purpose of the plan is the cash or shares payment of part of the variable compensation owed by Banco Santander to the plan’s participants pursuant to the Bank’s compensation policy, based on the future performance of the bank’s shares.

The referenced variable remuneration in shares is within the limits of the overall management compensation approved by Banco Santander's Annual Stockholders' Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three fiscal years following the reference year.

On December 21, 2011, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was the subject to resolution of the ordinary general meeting February 7, 2012.

On December 19, 2012, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the ordinary general meeting on February 15, 2013.

On April 24, 2013, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was approved in AGE (Extraordinary General Meeting) of June 3, 2013. resolution of the ordinary general meeting on June 3, 2013.

This proposal includes certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The plan is divided into 3 programs:

a) Supervised Collective - Participants of the Executive Committee and other executives who take significant risks in the Bank and are responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares. On the year ended on March 31, 2015, was recorded expense amounting R$803 (2014 - R$742), regarding the provision of the plan and recorded gain with the oscillation of the share market value of the plan in the amount of R$1,542 (2014 - R$12,000) as personal expenses.

b) Collective unsupervised - Statutory Directors - not part of the Statutory Directors' Collective Supervised ", the amount deferred will be paid 100% in Units" SANB11". On March 31, 2015, we recorded expense amount of R$886 (2014 - credit of R$264).

c) Unsupervised Collective - Employees - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed to 110% to 120% of CDI. On the period ended on March 31, 2015, there were expenses of R$2.720 (2014 - credits of R$190).

14. Business segment reporting

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) For which discrete financial information are available.

Based on these guidelines the Bank has identified, the following reportable operating segments:

• Commercial Banking,

• Global Wholesale Banking,

The Bank operates in Brazil and abroad, through the Cayman branch and its subsidiary in Spain, with Brazilian clients and therefore has no geographical segments.

The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all treasury departments and the equities business.

The income statements and other significant data are as follows:

	1/01 to 3/31/2015
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	6,330,615	905,944	7,236,559
Income from equity instruments	6,848	-	6,848
Share of results of entities accounted for using the equity method	32,336	-	32,336
Net fee and commission income	1,955,803	298,970	2,254,773
Gains (losses) on financial assets and liabilities and exchange differences (1)	(4,849,041)	151,580	(4,697,461)
Other operating income/(expenses)	(87,430)	(2,666)	(90,096)
TOTAL INCOME	3,389,131	1,353,828	4,742,959
Personnel expenses	(1,640,536)	(157,975)	(1,798,511)
Other administrative expenses	(1,550,743)	(59,256)	(1,609,999)
Depreciation and amortization	(359,169)	(36,331)	(395,500)
Provisions (net)	(623,867)	39,949	(583,918)
Net impairment losses on financial assets	(2,259,015)	(375,106)	(2,634,121)
Net impairment losses on non-financial assets	(5,869)	(266)	(6,135)
Other financial gains/(losses)	64,260	-	64,260
PROFIT/LOSS BEFORE TAX (1)	(2,985,808)	764,843	(2,220,965)

(1) Includes in the Commercial Bank, the economic hedge of investment in US Dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$4,720,553 due to the effects of the devaluation of the Real against the US Dollar on March 31, 2015, the Profit before Tax for the Commercial Bank segment was R$1,734,744.

	1/01 to 3/31/2014
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	6,398,301	612,914	7,011,215
Income from equity instruments	2,294	-	2,294
Share of results of entities accounted for using the equity method	27,284	-	27,284
Net fee and commission income	1,774,522	241,087	2,015,609
Gains (losses) on financial assets and liabilities and exchange differences (1)	491,711	139,220	630,931
Other operating income/(expenses)	(129,458)	(5,259)	(134,717)
TOTAL INCOME	8,564,654	987,962	9,552,616
Personnel expenses	(1,559,792)	(152,933)	(1,712,725)
Other administrative expenses	(1,536,971)	(59,693)	(1,596,664)
Depreciation and amortization	(269,598)	(32,700)	(302,298)
Provisions (net)	(444,234)	(33)	(444,267)
Net impairment losses on financial assets	(2,901,845)	(7,221)	(2,909,066)
Net impairment losses on non-financial assets	(3,883)	508	(3,375)
Other financial gains/(losses)	2,019	-	2,019
PROFIT BEFORE TAX (1)	1,850,350	735,890	2,586,240

(1) Includes in the Commercial Bank, the economic hedge of investment in US Dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$486,259 due to the effects of the devaluation of the Real against the US Dollar on March 31, 2014, the Profit before Tax for the Commercial Bank segment was R$2,336,609.

	3/31/2015
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	470,615,603	79,952,483	550,568,086
Loans and advances to customers	180,534,763	65,384,026	245,918,789
Customer deposits	209,688,168	17,577,993	227,266,161

	12/31/2014
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	447,099,883	73,131,027	520,230,910
Loans and advances to customers	177,426,688	58,263,661	235,690,349
Customer deposits	199,721,072	20,922,947	220,644,019

15. Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

The transactions related to the Bank with its related parties for three-months ended March 31, 2015 and December 31, 2014 were as follows:

a) Key-person management compensation

The Board of Directors' meeting approved, in accordance with the Compensation and Appointment Committee the global compensation proposal of directors (Board of Directors and Executive Officers) for the 2015 financial year, amounting to R$300.000, covering fixed remuneration, variable and equity-based and other benefits. The proposal will be approved by the extraordinary stockholders' meeting held on April 30, 2015.

a.1) Long-term benefits

The Banco Santander as well as Banco Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to their share's performance, based on the achievement of goals.

a.2) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

	3/31/2015	3/31/2014
Fixed compensation	15,570	11,522
Variable compensation	32,128	28,428
Other	3,842	4,161
Total Short-term benefits	51,540	44,111
Share-based payment (1)	6,707	7,630
Total Long-term benefits	6,707	7,630
Total (1)	58,247	51,741
(1) Refers to the amount paid by Banco Santander to their Managers for positions they hold at Banco Santander and other companies in the Conglomerate Santander.

Additionally, in the period of three-months ended March 31, 2015, charges were collected on key-person management compensation amounting R$7,964 (2014 - R$7,233).

a.3) Contract termination

The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

b) Lending operations

Under current law, it is not granted loans or advances involving:

I - directors, members of board of directors and audit committee as well as their spouses and relatives up to the second degree;
II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;
III - Legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

c) Ownership Interest

The table below shows the direct ownership interests (common shares and preferred shares):

	3/31/2015
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	46.8%	1,733,644	46.5%	3,543,227	46.6%
Grupo Empresarial Santander, S.L. (1)	1,107,673	28.6%	1,019,645	27.3%	2,127,318	28.0%
Banco Santander, S.A. (1)	518,207	13.4%	519,089	13.9%	1,037,296	13.6%
Santander Insurance Holding, S.L. (1)	3,758	0.1%	179	-	3,937	0.1%
Qatar Holding, LLC	196,462	5.1%	196,462	5.3%	392,924	5.2%
Employees	3,902	0.1%	3,925	0.1%	7,827	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	202,992	5.2%	230,773	6.2%	433,765	5.7%
Total	3,842,577		3,703,717		7,546,294
Treasury shares	27,273	0.7%	27,273	0.7%	54,546	0.7%
Total	3,869,850	100.0%	3,730,990	100.0%	7,600,840	100.0%
Free Float (3)	403,356	10.4%	431,160	11.6%	834,516	11.0%

	12/31/2014
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	46.8%	1,733,644	46.5%	3,543,227	46.6%
Grupo Empresarial Santander, S.L. (1)	1,107,673	28.6%	1,019,645	27.3%	2,127,318	28.0%
Banco Santander, S.A. (1)	518,207	13.4%	519,089	13.9%	1,037,296	13.6%
Santander Insurance Holding, S.L. (1)	3,758	0.1%	179	-	3,937	0.1%
Qatar Holding, LLC	207,812	5.1%	207,812	5.3%	415,624	5.2%
Employees	2,216	0.1%	2,239	0.1%	4,455	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	-	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	-	(*)
Other	190,989	5.2%	218,770	6.2%	409,759	5.7%
Total	3,840,238		3,701,378		7,541,616
Treasury shares	29,612	0.7%	29,612	0.7%	59,224	0.7%
Total	3,869,850	100.0%	3,730,990	100.0%	7,600,840	100.0%
Free Float (3)	401,017	10.4%	428,821	11.5%	829,838	10.9%
(1) Companies of the Santander Spain Group.
(2) Information refer to the December 2014 (last available data).
(3) Composed of Employees, Qatar Holding and other.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

d) Related-Party Transactions

The transactions and compensation for services among Banco Santander companies are carried out under usual market value, rates and terms, and under commutativity condition.

Banco Santander has the Policy on Related Party Transactions approved by the Board of Directors, which aim to ensure that all transactions are made on the policy typified in view the interests of Banco Santander and its stockholders'. The policy defines powers to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The principal transactions and balances are as follows:

Thousands of Real	3/31/2015
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Assets	9,785,094	1,380,392	462,869
Trading derivatives, net	(887,408)	-	(426,689)
Banco Santander Spain	(887,408)	-	-
Santander Benelux, S.A., N.V.	-	-	433,164
Abbey National Treasury Services Plc	-	-	(110,000)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(749,853)
Loans and amounts due from credit institutions - Cash and overnight operations in foreign currency	10,294,941	-	105,125
Banco Santander Spain (3) (5)	10,294,941	-	-
Banco Santander Totta, S.A.	-	-	7,031
Abbey National Treasury Services Plc	-	-	98,004
Bank Zachodni	-	-	29
Banco Santander, S.A. – México	-	-	61
Loans and other values with customers	-	544	784,433
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	651,976
Webmotors S.A.	-	544	-
Santander Brasil Gestão de Recursos Ltdal	-	-	609
BW Guirapá	-	-	131,848
Loans and other values with credit institutions (1)	11,920	1,378,722	-
Banco Santander Spain	11,920	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	1,378,396	-
Companhia de Arrendamento Mercantil RCI Brasil	-	326	-
Other Assets	365,641	1,126	-
Banco Santander Spain	365,641	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	930	-
Companhia de Arrendamento Mercantil RCI Brasil	-	196	-

Liabilities	(7,967,966)	(233,396)	(1,192,374)
Deposits from credit institutions	(158,988)	(44,175)	(23,415)
Banco Santander Spain (4)	(158,988)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(39,478)	-
Santander Brasil Asset	-	-	(15,491)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(4)
Banco Santander, S.A. – Uruguay	-	-	(7,920)
Companhia de Arrendamento Mercantil RCI Brasil	-	(4,697)	-
Marketable debt securities	(26,725)	-	-
Banco Santander Spain(4)	(26,725)	-	-
Customer deposits	-	(188,804)	(1,128,357)
ISBAN Brasil S.A.	-	-	(52,601)
Santander Securities	-	-	(881,417)
Produban Serviços de Informática S.A.	-	-	(13,703)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(42,224)
Santander Brasil Gestão de Recursos Ltda	-	-	(123,947)
Webmotors S.A.	-	(188,804)	-
Others	-	-	(14,465)
Other Liabilities - Dividends and Interest on Capital Payable	(95,361)	-	(75)
Banco Santander, S.A. – Espanha	(6,411)	-	-
Grupo Empresarial Santander, S.L. (1)	(18,530)	-	-
Santander Insurance Holding, S.L.	-	-	(75)
Sterrebeeck B.V. (1)	(70,420)	-	-
Other - Debt Instruments Eligible for Capital	(7,676,376)	-	-
Banco Santander Espanha (2) (6)	(7,676,376)	-	-
Other Liabilities	(10,516)	(417)	(40,527)
Banco Santander Spain	(10,516)	-	-
Santander Brasil Asset	-	-	(6,775)
ISBAN Brasil S.A.	-	-	(6,963)
Produban Serviços de Informática S.A. (Produban Espanha)	-	-	(2,950)
Konecta Brazil Outsourcing Ltda	-	-	(2,540)
Produban Serviços de Informática S.A.	-	-	(14,632)
Webmotors S.A.	-	(417)	-
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(1,571)
Others	-	-	(5,096)

Thousands of Real	12/31/2014
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Assets	11,033,229	1,880,176	546,856
Trading derivatives, net	(98,286)	-	(87,161)
Banco Santander Spain	(98,286)	-	-
Santander Benelux, S.A., N.V.	-	-	381,956
Abbey National Treasury Services Plc	-	-	(871)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(468,246)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	10,913,872	-	2,787
Banco Santander Spain (3) (5) (6)	10,913,872	-	-
Banco Santander Totta, S.A.	-	-	2,787
Loans and other values with customers	-	10,340	631,149
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	630,694
Webmotors S.A.	-	10,340	-
Santander Brasil Gestão de Recursos Ltda	-	-	455
Loans and other values with credit institutions	11,900	1,867,750	81
Banco Santander Spain	11,900	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	1,867,138	-
Companhia de Arrendamento Mercantil RCI Brasil	-	612	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	81
Other Assets	205,743	2,086	-
Banco Santander Spain	205,743	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	2,086	-

Liabilities	(7,374,698)	(161,871)	(613,062)
Deposits from credit institutions	(416,969)	(19,186)	(286,348)
Banco Santander Spain (4)	(416,969)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(15,699)	-
Santander Brasil Asset	-	-	(16,742)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(261,865)
Banco Santander, S.A. – Uruguay	-	-	(7,741)
Companhia de Arrendamento Mercantil RCI Brasil	-	(3,487)	-
Marketable debt securities	(6,082)	-	-
Banco Santander Spain (7)	(6,082)	-	-
Customer deposits	-	(142,685)	(271,753)
ISBAN Brasil S.A.	-	-	(70,449)
Produban Serviços de Informática S.A.	-	-	(41,646)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(49,526)
Santander Brasil Gestão de Recursos Ltda	-	-	(89,830)
Webmotors S.A.	-	(142,685)	-
Other	-	-	(20,302)
Other Liabilities - Dividends and Interest on Capital Payable	(538,233)	-	(47,674)
Banco Santander, S.A. – Espanha	(25,084)	-	-
Grupo Empresarial Santander, S.L. (1)	(134,413)	-	-
Santander Insurance Holding, S.L.	-	-	(403)
Sterrebeeck B.V. (1)	(378,736)	-	-
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	(55)
Santusa Holding, S.L.	-	-	(47,216)
Other Liabilities	(7,719)	-	(7,287)
Banco Santander Spain	(7,719)	-	-
Produban Serviços de Informática S.A.	-	-	(441)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(35)
Santander Brasil Asset	-	-	(6,811)
Other - Debt Instruments Eligible for Capital	(6,405,695)	-	-
Banco Santander Espanha (2) (7)	(6,405,695)	-	-

(*) All loans and amounts to related parties were made in our ordinary course of business and on sustainable basis, including interest rates and collateral and did not involve more than the normal risk of collectability or present other unfavorable features.

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain (note 1-a), through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).
(3) On March 31, 2015, refers to the cash of R$905,734 (2014 - R$410,193).
(4) On March 31, 2015, refers to raising funds through operations transfers abroad amounting R$158,988 (2014 - R$416,969, with maturity until october, 2018 and interest between 0.56% and 14.03%p.a).

(5) On March 31, 2015, refers to investments in foreign currency (applications overnight): applications of Bank's Grand Cayman Branch, near the branch of Banco Santander Spain (New York) maturing on April 01, 2015 and up to interest 0.17 % a.a., held at Santander Estabelecimento Financeiro de Crédito, Banco Santander Brasil and its Agency Grand Cayman.

(6) Refers to Eurobonds issues of Banco Santander (Brasil) S.A. and its Agency Grand Cayman with maturing between April 06, 2015 to February 13, 2017 and interest between 4.5% a.a and 4,625% a.a.
(7)Refers to the share acquired by the controller with the PR Optimization Plan held in the first half of 2014 (Note 23.f).

Thousands of Real	3/31/2015
	Parent (1)	Joint-controlled companies	Other Related- Party (2)
Income	(405,397)	40,826	(273,413)
Interest and similar income - Loans and amounts due from credit institutions	3,049	41,409	7
Banco Santander Spain	3,049	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	41,409	-
Abbey National Treasury Services Plc	-	-	7
Interest expense and similar charges - Customer deposits	-	(5,562)	(31,721)
ISBAN Brasil S.A.	-	-	(1,590)
Santander Securities	-	-	(24,185)
Santander Brasil Gestão de Recursos Ltda	-	-	(3,498)
Webmotors S.A.	-	(5,562)	-
Produban Serviços de Informática S.A.	-	-	(864)
Others	-	-	(1,584)
Interest expense and similar charges - Deposits from credit institutions	(42)	(32)	(23,846)
Banco Santander Spain	(42)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(32)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(23,358)
Santander Asset Management, S.A. SGIIC.	-	-	(488)
Fee and commission income (expense)	(10,468)	5,011	49,730
Banco Santander Spain	(10,468)	-	-
Companhia de Arrendamento Mercantil RCI Brasil	-	1,386	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	3,446	-
Santander Brasil Gestão de Recursos Ltda	-	-	561
Webmotors S.A.	-	179	-
Zurich Santander Brasil Seguros S.A.	-	-	10,711
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	37,463
Other	-	-	995
Debt Instruments Eligible to Compose Capital	(94,566)	-	-
Banco Santander Spain (6)	(94,566)	-	-
Gains (losses) on financial assets and liabilities and exchange differences (net)	(303,370)	-	(71,466)
Banco Santander Spain	(303,370)	-	-
Santander Benelux, S.A., N.V.	-	-	34,586
Santander Overseas Bank, Inc - Puerto Rico	-	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(43,043)
Abbey National Treasury Services Plc	-	-	(66,331)
Other	-	-	3,322
Administrative expenses and amortization	-	-	(220,591)
ISBAN Brasil S.A.	-	-	(94,134)
Produban Serviços de Informática S.A.	-	-	(50,818)
ISBAN Chile S.A.	-	-	(224)
Aquanima Brasil Ltda.	-	-	(5,644)
TECBAN - Tecnologia Bancaria Brasil	-	-	(40,497)
Produban Servicios Informaticos Generales, S.L.	-	-	(4,853)
Konecta Brazil Outsourcing Ltda	-	-	(9,035)
Ingeniería de Software Bancario, S.L.	-	-	(14,200)
Other	-	-	(1,186)
Other Administrative expenses - Donation	-	-	(9,930)
Santander Cultural	-	-	(2,760)
Fundacao Santander	-	-	(1,170)
Instituto Escola Brasil	-	-	-
Fundação Sudameris	-	-	(6,000)
Income on disposal of non-current assets held for sale not classified as discontinued operations	-	-	34,404
Capital Riesgo Global (3)	-	-	34,404

Thousands of Real	3/31/2014
	Parent (1)	Joint-controlled companies	Other Related- Party (2)
Income	34,585	26,069	(99,107)
Interest and similar income - Loans and amounts due from credit institutions	4,133	24,671	5
Banco Santander Spain	4,133	-	-
Abbey National Treasury Services Plc	-	-	4
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	24,671	-
Santander Benelux, S.A., N.V.	-	-	1
Interest expense and similar charges - Customer deposits	-	(3,222)	(2,544)
Webmotors S.A.	-	(3,222)	-
ISBAN Brasil S.A.	-	-	(1,632)
Produban Serviços de Informática S.A.	-	-	(733)
Other	-	-	(179)
Interest expense and similar charges - Deposits from credit institutions	(4,095)	(1,232)	(13,975)
Banco Santander Spain	(4,095)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(1,232)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(10,092)
Santander Brasil Asset	-	-	(3,883)
Other	-	-	-
Interest expense and similar charges - Marketable debt securities	(851)	-	-
Banco Santander Spain	(851)	-	-
Fee and commission income (expense)	(15,000)	5,852	34,763
Companhia de Arrendamento Mercantil RCI Brasil	-	1,074	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	4,723	-
Banco Santander Spain	(15,000)	-	-
Webmotors S.A.	-	55	-
Zurich Santander Brasil Seguros S.A.	-	-	8,591
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	26,172
Debt Instruments Eligible to Compose Capital	(29,177)	-	-
Banco Santander – Spain (3)	(29,177)	-	-
Gains (losses) on financial assets and liabilities and exchange differences (net)	79,577	-	108,906
Banco Santander Spain	79,577	-	-
Santander Benelux, S.A., N.V.	-	-	55,258
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(2,154)
Abbey National Treasury Services Plc	-	-	55,555
Other	-	-	247
Administrative expenses and amortization	(2)	-	(218,277)
Banco Santander, S.A. – Spain	(2)	-	-
ISBAN Brasil S.A.	-	-	(97,212)
Produban Serviços de Informática S.A.	-	-	(49,813)
ISBAN Chile S.A.	-	-	(783)
Aquanima Brasil Ltda.	-	-	(5,644)
Ingeniería de Software Bancario, S.L.	-	-	(14,886)
Produban Servicios Informaticos Generales, S.L.	-	-	(7,681)
TECBAN - Tecnologia Bancaria Brasil	-	-	(33,179)
Konecta Brazil Outsourcing Ltda	-	-	(7,344)
Others	-	-	(1,735)
Other Administrative expenses - Donation	-	-	(7,985)
Santander Cultural	-	-	(810)
Fundação Santander	-	-	(1,145)
Instituto Escola Brasil	-	-	(30)
Fundação Sudameris	-	-	(6,000)
(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain, through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).
(3) Refers to gain on sale of MS Participações.
(4) Refers to gain on sale of Santander Brasil Asset Management.

16. Other disclosures

a) Transactions and significative events

The Bank operate a branch in the Cayman Islands and Santander EFC which are used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us that are extended to our customers for working capital and trade-related financings. Under Brazilian income tax rules, the gains or losses resulting from the impact of appreciation or devaluation of the real in foreign investments is nontaxable (deductible) to PIS/COFINS/IR/CSLL. This tax treatment results in volatility in the tax expenses (PIS/COFINS/IR/CSLL) on our income statement. This asymmetry is offset through a derivative position in U.S. dollar futures, which generates gains or losses depending of any devaluation or appreciation of the real, which is the Bank´s strategy to protect the after-tax results.

The hedge effect of the foreign investments impacted expenses PIS/COFINS/IR/CSLL, on March 31, 2015, caused gains of R$4,721 million, due to the currency devaluation in the period. On the other hand, the position of derivative contracts generated a loss in the income statement on financial assets, which economically nullified the effects recorded in tax expenses.

COVERAGE OF THE FOREIGN INVESTMENTS	3/31/2015

(+/-) Gains and Losses on financial assets	(4,721)
(+/-) Total tax	4721
(+/-) PIS and Cofins	513
(+/-) Income and social contribution taxes	4.208

b) Derivative Financial Instruments

b.1) Derivatives Recorded in Memorandum and Balance Sheets

Summary of Trading Derivative portfolio and Used as Hedge portfolio

Assets					3/31/2015	12/31/2014
Swap Differentials Receivable (1)					8,211,488	5,538,082
Option Premiums to Exercise					821,404	628,851
Forward Contracts and Other					5,581,375	2,560,755
Total					14,614,267	8,727,688

Liabilities
Swap Differentials Payable (1)					9,466,622	6,552,166
Option Premiums Launched					870,876	569,011
Forward Contracts and Other					5,788,271	2,057,085
Total					16,125,769	9,178,262
(1) Includes swaption and embedded derivatives.

Summary by Category

Trading	3/31/2015			12/31/2014
	Notional	Cost	Market	Notional	Cost	Fair Value
Swap		4,722,631	(201,066)		(806,706)	(332,734)
Asset	263,792,472	47,642,915	41,232,271	284,533,034	67,310,058	67,713,764
CDI (Interbank Deposit Rates)	65,778,539	15,756,071	18,102,869	70,772,781	-	-
Fixed Interest Rate - Real	77,348,746	18,708,645	12,896,269	83,317,134	66,825,563	67,425,070
Indexed to Price and Interest Rates	31,790,215	13,176,887	10,231,132	31,603,343	484,495	288,694
Indexed to Foreign Currency	88,856,468	-	-	98,810,878	-	-
Other	18,504	1,312	2,001	28,898	-	-
Liabilities	259,069,841	(42,920,284)	(41,433,337)	285,339,739	(68,116,764)	(68,046,498)
CDI (Interbank Deposit Rates)	50,022,468	-	-	101,623,563	(30,850,783)	(30,163,786)
Fixed Interest Rate - Real	58,640,101	-	-	16,491,571	-	-
Indexed to Price and Interest Rates	18,613,328	-	-	31,118,848	-	-
Indexed to Foreign Currency	131,776,752	(42,920,284)	(41,433,337)	136,072,590	(37,261,712)	(37,879,212)
Other	17,192	-	-	33,167	(4,269)	(3,500)
Options	180,208,217	(15,932)	(49,472)	240,746,222	(5,613)	59,840
Purchased Position	88,005,649	363,306	821,404	116,184,661	460,152	628,851
Call Option - US Dollar	5,699,049	217,414	590,213	3,942,457	221,951	331,533
Put Option - US Dollar	2,033,918	37,518	99,437	1,767,822	31,194	49,704
Call Option - Other	28,005,315	35,190	47,868	56,931,274	119,424	153,976
Interbank Market	27,413,766	17,285	39,753	51,308,444	91,567	118,061
Other (1)	591,549	17,905	8,115	5,622,830	27,857	35,915
Put Option - Other	52,267,367	73,184	83,886	53,543,108	87,583	93,638
Interbank Market	49,221,315	21,336	7,377	49,105,277	29,788	1,335
Other (1)	3,046,052	51,848	76,509	4,437,831	57,795	92,303
Sold Position	92,202,568	(379,238)	(870,876)	124,561,561	(465,765)	(569,011)
Call Option - US Dollar	4,804,613	(215,640)	(684,835)	4,239,625	(280,478)	(428,681)
Put Option - US Dollar	3,073,055	(78,835)	(107,117)	1,774,640	(22,637)	(25,163)
Call Option - Other	27,463,781	(30,671)	(46,500)	54,354,491	(102,394)	(103,436)
Interbank Market	26,950,961	(17,261)	(36,080)	53,571,293	(64,873)	(72,078)
Other (1)	512,820	(13,410)	(10,420)	783,198	(37,521)	(31,358)
Put Option - Other	56,861,119	(54,092)	(32,424)	64,192,805	(60,256)	(11,731)
Interbank Market	54,214,070	(26,676)	(5,442)	60,555,093	(32,098)	(1,950)
Other (1)	2,647,049	(27,416)	(26,982)	3,637,712	(28,158)	(9,781)

Trading	3/31/2015			12/31/2014
	Notional	Cost	Market	Notional	Cost	Fair Value
Futures Contracts	285,986,434	-	-	302,239,388	-	-
Purchased Position	98,401,744	-	-	105,230,874	-	-
Exchange Coupon (DDI)	14,499,456	-	-	6,888,319	-	-
Interest Rates (DI1 and DIA)	82,062,293	-	-	94,307,498	-	-
Foreign Currency	1,806,107	-	-	3,897,223	-	-
Indexes (2)	33,888	-	-	137,834	-	-
Sold Position	187,584,690	-	-	197,008,514	-	-
Exchange Coupon (DDI)	82,314,342	-	-	50,378,949	-	-
Interest Rates (DI1 and DIA)	21,523,714	-	-	57,355,214	-	-
Foreign Currency	17,153,336	-	-	15,845,107	-	-
Indexes (2)	94,509	-	-	8,418	-	-
Treasury Bonds/Notes	204,698	-	-	249,203	-	-
Average rate of Repo Operations (OC1)	66,294,091	-	-	73,171,623	-	-
Forward Contracts and Other	47,115,569	(170,540)	(206,896)	46,406,749	1,853,827	503,670
Purchased Commitment	17,646,946	(327,267)	(339,688)	20,552,988	(1,195,416)	270,611
Currencies	16,813,951	(324,840)	(337,274)	20,302,193	(1,446,211)	19,677
Other	832,995	(2,427)	(2,414)	250,795	250,795	250,934
Sell Commitment	29,468,623	156,727	132,792	25,853,761	3,049,243	233,059
Currencies	28,696,957	151,985	128,311	25,708,788	3,290,737	474,273
Other	771,666	4,742	4,481	144,973	(241,494)	(241,214)
(1) Includes stock options, indices and commodities.
(2) Includes Bovespa index and S&P.

b.2) Derivatives Financial Instruments by Counterparty

Notional		3/31/2015				12/31/2014
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		71,463,052	128,806,022	63,523,398	263,792,472	284,533,034
Options		2,526,244	817,852	176,864,121	180,208,217	240,746,222
Futures Contracts		-	-	285,986,434	285,986,434	302,239,388
Forward Contracts and Other		31,362,542	13,167,472	2,585,555	47,115,569	46,406,749
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

b.3) Derivatives Financial Instruments by Maturity

Notional					3/31/2015	12/31/2014
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total	Total
Swap		12,392,812	52,866,243	198,533,417	263,792,472	284,533,034
Options		73,004,165	105,770,003	1,434,049	180,208,217	240,746,222
Futures Contracts		110,725,538	126,766,259	48,494,637	285,986,434	302,239,388
Forward Contracts and Other		18,775,198	20,933,998	7,406,373	47,115,569	46,406,749

b.4) Derivatives by Market Trading

Notional					3/31/2015	12/31/2014
		Stock Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap		82,078,976	91,372,304	90,341,192	263,792,472	284,533,034
Options		176,977,981	2,830,236	400,000	180,208,217	240,746,222
Futures Contracts		285,986,434	-	-	285,986,434	302,239,388
Forward Contracts and Other		-	37,437,250	9,678,319	47,115,569	46,406,749
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.
(2) Includes amount traded on other clearinghouses.

b.5) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

Market Risk Hedge

Thousands of Real	3/31/2015			12/31/2014
		Adjustment			Adjustment
	Cost	to Market	Fair Value	Cost	to Market	Fair Value
Hedge Instruments
Swap Contracts	(195,923)	(120,812)	(316,735)	(82,636)	(80,671)	(163,307)
Asset	5,208,718	56,004	5,264,722	3,063,742	62,296	3,126,038
CDI (Interbank Deposit Rates) (1) (2) (6)	2,112,455	(894)	2,111,561	1,513,959	1,549	1,515,508
Fixed Interest Rate - Real (2)	486,079	23	486,102	492,205	707	492,912
Indexed to Foreign Currency - USD/BRL - Dollar (3) (5)	1,389,299	219	1,389,518	-	-	-
Indexed to Foreign Currency - LIBOR - US Dollar (2) (3) (5) (7)	395,422	10,238	405,660	341,737	10,850	352,587
Indexed to Foreign Currency - Swiss Franc (6)	416,268	2,330	418,598	337,352	2,628	339,980
Indexed to Foreign Currency - Euro (7)	379,762	43,563	423,325	353,974	46,092	400,066
Indexed to Foreign Currency - YEN (8)	29,433	525	29,958	24,515	470	24,985
Liabilities	(5,404,641)	(176,816)	(5,581,457)	(3,146,378)	(142,967)	(3,289,345)
Indexed to Foreign Currency - US Dollar (1) (7)	(1,295,563)	(88,194)	(1,383,757)	(1,072,586)	(82,987)	(1,155,573)
Indexed to Price Indexes and Interest (2)	(1,842,974)	(77,691)	(1,920,665)	(1,247,506)	(43,771)	(1,291,277)
Indexed to Foreign Currency - Fixed Interest US Dollar (4)	(18,641)	(431)	(19,072)	(15,221)	(555)	(15,776)
CDI (Interbank Deposit Rates) (3) (5)	(1,370,044)	(668)	(1,370,712)	(25,975)	(900)	(26,875)
Indexed to Foreign Currency - LIBOR - US Dollar (6) (8)	(452,809)	(1,905)	(454,714)	(373,610)	(2,810)	(376,420)
Fixed Interest Rate - Real (7)	(424,610)	(7,927)	(432,537)	(411,480)	(11,944)	(423,424)
Object of Hedge
Assets	3,078,386	170,133	3,248,519	2,177,702	119,205	2,296,907
Lending Operation	2,456,894	141,424	2,598,318	1,583,835	82,368	1,666,203
Indexed to Foreign Currency - US Dollar	1,192,187	55,712	1,247,899	907,319	46,947	954,266
Indexed to Foreign Currency - Fixed Interest - US Dollar	18,682	97	18,779	15,788	(423)	15,365
Indexed of Prices and Interest	1,016,220	78,842	1,095,062	421,144	32,415	453,559
CDI (Interbank Deposit Rates)	16,667	(428)	16,239	24,510	600	25,110
Fixed Interest Rate - Real	213,138	7,201	220,339	215,074	2,829	217,903
Securities	621,492	28,709	650,201	593,867	36,837	630,704
Securities Available for Sale - Debentures	621,492	28,709	650,201	593,867	36,837	630,704
Liabilities	(1,838,216)	3,327	(1,834,889)	(364,166)	(2,826)	(366,992)
Foreign Borrowings	(1,389,264)	6,000	(1,383,264)	-	-	-
Indexed to Foreign Currency - US Dollar	(1,389,264)	6,000	(1,383,264)	-	-	-
Obligations for Securities Abroad	(448,952)	(2,673)	(451,625)	(364,166)	(2,826)	(366,992)
Eurobonds	(448,952)	(2,673)	(451,625)	(364,166)	(2,826)	(366,992)

(1) Instruments where the hedge item are loan operations indexed in foreign currency - US Dollar with fair value R$1,247,899 (12/31/2014 - R$954,266) and securities shown by debentures with fair value R$100,652 (12/31/2013 - R$82,819).

(2) Instruments where the hedge item are loan operations indexed in foreign price index and interest amounting to R$1,095,062 (12/31/2014 - R$453,559) and Instruments where hedge object are securities shown by debentures with fair value R$549,549 (12/31/2014 - R$547,885).

(3) Instruments where the hedge item are loan operations indexed in foreign currency fixed interest - US US Dollar with fair value R$18,779 (12/31/2014 - R$15,365).
(4) Instruments where the hedge item are loan operations indexed in CDI with fair value R$16,239 (12/31/2014 - R$25,110).
(5) Instruments where hedge objects are obligations for securities abroad - eurobonds with fair value R$451,625 (12/31/2014 - R$366,992)
(6) Instruments where hedge objects are lending operations indexed pre fixed interest - Real with a market value of R$220,339 (12/31/2014 - R$217,903).
(7) Instruments where hedge objects are foreign borowings indexed in foreign currency - Dollar with a market value of R$1,383,264

Cash Flow Hedge

Thousands of Real	3/31/2015
		Adjustment
	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(655,463)	(81,870)	(737,333)
Asset	3,937,912	159,122	4,097,034
Indexed to Foreign Currency - Swiss Franc (1)	510,824	23,515	534,339
Indexed to Pre Interest Rate - Chilean Peso (2)	121,405	6,198	127,603
Indexed to Pre Interest Rate - Real (3)	1,253,611	(36,269)	1,217,342
Indexed to Foreign Currency - Fixed Dollar (4) (5)	1,071,830	126,009	1,197,839
Indexed to Foreign Currency - Euro (5)	980,242	39,669	1,019,911
Liabilities	(4,593,375)	(240,992)	(4,834,367)
Indexed to Foreign Currency - Fixed Dollar (1) (2) (3) (4)	(2,715,048)	(62,199)	(2,777,247)
Indexed to Pre Interest Rate - Real (4)	(106,829)	(4,838)	(111,667)
Indexed to Pre Interest Rate - Euro (4)	(708,793)	(124,501)	(833,294)
Indexed to Foreign Currency - US Dollar (5)	(570,604)	(41,769)	(612,373)
Indexed to Foreign Currency - Real (5)	(492,101)	(7,685)	(499,786)

Thousands of Real	12/31/2014
		Adjustment
	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(409,365)	(108,678)	(518,043)
Asset	3,820,303	128,759	3,949,062
Indexed to Foreign Currency - Swiss Franc (1)	599,818	20,210	620,028
Indexed to Foreign Currency - Chilean Peso (2)	100,804	4,624	105,428
Indexed in Real (3)	1,278,611	(36,351)	1,242,260
Indexed to Foreign Currency - Fixed Dollar (4) (5)	935,787	97,890	1,033,677
Indexed to Foreign Currency - Euro (5)	905,283	42,386	947,669
Liabilities	(4,229,668)	(237,437)	(4,467,105)
Indexed to Foreign Currency - Fixed Dollar (1) (2) (3) (4)	(2,451,465)	(63,132)	(2,514,597)
CDI (Interbank Deposit Rates) (4)	(104,950)	(15,444)	(120,394)
Indexed to Foreign Currency - Fixed Euro (4)	(659,231)	(108,193)	(767,424)
Indexed to Foreign Currency - Dollar (5)	(487,865)	(40,440)	(528,305)
Indexed to Foreign Currency - Real (5)	(526,157)	(10,228)	(536,385)

Thousands of Real
		3/31/2015	12/31/2014
		Reference value	Reference value
Hedge Instruments
Swap Contracts		27,387,661	16,053,248
Foreign Currency - Dollar (6)		27,387,661	16,053,248

Thousands of Real
		3/31/2015	12/31/2014
Hedge Object - Cost
Assets		29,009,805	17,678,432
Lending Operations
Financing and Export Credit and Imports		27,220,436	15,999,182
Lending Operations		1,084,017	1,023,468
Securities Available for Sale
Brazilian External Debt Bonds		705,352	655,782
Liabilities		(1,867,043)	(1,960,197)
Eurobonds		(1,867,043)	(1,960,197)
(1) Operations due April 12, 2016 (12/31/2014 - Operations due March 4, 2015 and April 12, 2016), where object of "hedging" transactions are eurobonds.
(2) Operation due April 13, 2016 (12/31/2014 - Operation due April 13, 2016), where object of Hedge is an operation of eurobonds.
(3) Operation with maturing on March 18, 2016 (12/31/2014 - Operation with maturing on March 18, 2015, September 18, 2015 and March 18, 2016), where object of Hedge is an operation of eurobonds.

(4) Operation with maturing on October 26, 2015 and April 1,2021 (12/31/2014 - Operation with maturing on October 26, 2015 and April 1,2021) which hedge objects its securities operation represented by promissory notes, brazilian external debt bonds and a lending operation .

(5) Operations with maturing between between May, 2015 to June, 2021 (12/31/2014 - Operation with maturing between May, 2015 to June, 2021) where objects Hedge contracts are loans from credit institutions.

(6) Operation maturing on May 4, 2015 (31/12/2014 - operation maturing on February 2, 2015) and the updated value of the instruments is R$27,217,388 (31/12/2014 - US$15,991,293), which object "hedge" are credit transactions - credit financing contracts and the export and import.

Between July and September 2014 operations were contracted to hedge accounting of cash flow with the object of hedge bank deposit certificates (CDB). In October, 2014 this structure was discontinued. The effect of marking to market the future contracts net of tax effects that will be recognized in income and is posted in equity corresponds to a credit of R$63,057 (12/31/2014 - R$83,399) which will be amortized over the next 12 months.

The effect of marking to market the swaps and future contracts amounts a debit of R$54,205 (12/31/2014 - R$77,261), and is recorded in stockholders' equity, net of tax effects.

There was not identified any ineffective portion to be recorded in income for the accounting period.

Investment Hedge

On March 31, 2015, the Bank has recorded a transaction of investment hedge on its stake in Santander EFC, with notional value of R$2,626,420, maturing between december, 2015 to february, 2016 and the effect of R$169,188, of exchange rate changes recorded in equity, net of taxes. No ineffective portion be recorded in the consolidated income statement was identified.

b.6) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the BM&FBovespa derivative financial instruments themselves and other are composed of government securities.

			3/31/2015	12/31/2014

Financial Treasury Bill - LFT			442,876	1,135,366
National Treasury Bill - LTN			10,876,437	4,688,978
National Treasury Notes - NTN			1,729,117	1,763,751
Total			13,048,430	7,588,095

b) Financial instruments - Sensitivity analysis

The risk management is focused on portfolios and risk factors pursuant to the requirements of regulators and good international practices.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the New Standardized Approach of regulators. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of regulatory bodies and international best practices, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the banking and trading portfolio, for each one of the portfolio scenarios as at March 31, 2015.

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to changes in fixed interest rate	(1,894)	(51,353)	(102,705)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(7,051)	(123,959)	(247,917)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(2,281)	(32,011)	(64,022)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(190)	(1,369)	(2,738)
Foreign currency	Exposures subject to foreign exchange	(14,436)	(360,902)	(721,804)
Eurobond/Treasury/Global	Exposures subject to changes in interest rate negotiated roles in international market	(1,686)	(8,058)	(16,115)
Inflation	Exposures subject to change in coupon rates of price indexes	(2,889)	(42,610)	(85,221)
Shares and Indexes	Exposures subject to change in shares price	(72)	(1,800)	(3,600)
Other	Exposures not meeting the previous settings	(3,014)	-	(1)
Total (1)		(33,513)	(622,062)	(1,244,123)
(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points on the interest curves and 1% to price changes (currency and stocks);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to changes in fixed interest rate	(85,922)	(2,310,536)	(4,335,902)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to changes in tax of TR in TJLP	(13,679)	(335,886)	(583,146)
Inflation	Exposures subject to change in coupon rates of price indexes	(1,407)	(20,148)	(37,762)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(16,244)	(163,883)	(303,364)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(1,753)	(10,320)	(20,775)
Interest Rate Markets International	Exposures subject to changes in interest rate negotiated roles in international market	(6,696)	(3,365)	(5,358)
Foreign currency	Exposures subject to foreign exchange	(201)	(5,026)	(10,052)
Total (1)		(125,903)	(2,849,165)	(5,296,359)
(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points in interest rate curves and 1% price variance (currency);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

c) Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Bank is as follows:

			3/31/2015	12/31/2014
Investment funds			4,778,961	4,591,810
Total			4,778,961	4,591,810

d) Third-party securities held in custody

As of March 31, 2015 and December 31, 2014, the Bank held in custody marketable debt securities and equity instruments totaling R$189,232,105 and R$398,499.007, respectively entrusted to it by third parties.

e) Statements of value added

The following Statements of value added is not required under IAS 34 but being presented as supplementary information as required by Brazilian Corporate Law for publicly-held companies, and has been derived from the Bank´s consolidated financial statements prepared in accordance with IAS 34.

	3/31/2015		3/31/2014
Interest and similar income	16,051,887		13,877,585
Fee and commission income (net)	2,254,773		2,015,609
Impairment losses on financial assets (net)	(2,634,121)		(2,909,066)
Other income and expense	(1,185,506)		554,063
Interest expense and similar charges	(8,815,328)		(6,866,370)
Third-party input	(1,395,245)		(1,404,826)
Materials, energy and other	(139,502)		(124,077)
Third-party services	(1,006,842)		(1,069,701)
Impairment of assets	(6,135)		(3,375)
Other	(242,766)		(207,673)
Gross added value	4,276,460		5,266,995
Retention
Depreciation and amortization	(395,500)		(302,298)
Added value produced	3,880,960		4,964,697
Added value received from transfer
Investments in affiliates and subsidiaries	32,336		27,284
Added value to distribute	3,913,296		4,991,981
Added value distribution
Employee	1,570,905	40.1%	1,503,746	30.1%
Compensation	1,124,998		1,103,958
Benefits	307,528		281,701
Government severance indemnity funds for employees - FGTS	79,113		67,254
Other	59,266		50,833
Taxes	530,524	13.6%	1,893,264	37.9%
Federal	417,804		1,497,025
State	225		191,739
Municipal	112,495		204,500
Compensation of third-party capital - rental	174,583	4.5%	177,910	3.6%
Remuneration of interest on capital	1,637,284	41.8%	1,417,061	28.4%
Dividends and interest on capital	150,000		120,193
Profit Reinvestment	1,462,888		1,273,197
Profit (loss) attributable to non-controlling interests	24,396		23,671
Total	3,913,296	100.0%	4,991,981	100.0%

17. Supplementary information – Conciliation of stockholders' equity and net income

The table below presents a conciliation of stockholders' equity and net income attributed to the parent between standards adopted in Brazil (BRGAAP) and IFRS, with the conceptual description of the main adjustments:

	Note	3/31/2015	3/31/2014	12/31/2014
Stockholders' equity attributed to the parent under Brazilian GAAP		57,401,460	57,204,143	57,320,685
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	a	(106,436)	(1,274)	(80,855)
Reclassification of financial instruments to available-for-sale	b	35,832	32,097	34,852
Impairment on loans and receivables	c	123,568	87,687	128,080
Deferral of financial fees, commissions and inherent costs under effective interest rate method	d	295,247	278,233	273,275
Reversal of goodwill amortization	e	21,683,124	17,969,402	20,627,825
Realization on purchase price adjustments	f	855,747	931,102	874,738
Recognition of fair value in the partial sale in subsidiaries	g	112,052	112,052	112,052
Option for Acquisition of Equity Instrument	h	(1,017,000)	-	(950,000)
Other		(47,351)	19,238	(37,532)
Stockholders' equity attributed to the parent under IFRS		79,336,243	76,632,680	78,303,120
Non-controlling interest under IFRS		414,160	309,896	380,173
Stockholders' equity (including non-controlling interest) under IFRS		79,750,403	76,942,576	78,683,293

Thousands of Reais	Note		01/01 a 3/31/2015	01/01 a 3/31/2014
Net income attributed to the Parent under Brazilian GAAP			683,760	518,399
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	a		1,563	1,486
Redesignation of financial instruments to available-for-sale	b		(8,443)	(6,431)
Impairment on loans and receivables	c		(4,512)	(3,395)
Deferral of financial fees, commissions and inherent costs under effective interest rate method	d		21,972	(6,095)
Reversal of goodwill amortization	e		949,150	909,246
Realization on purchase price adjustments	f		(18,991)	(18,788)
Others			(11,611)	(1,032)
Net income attributed to the parent under IFRS			1,612,888	1,393,390
Non-controlling interest under IFRS			24,396	23,671
Net income (including non-controlling interest) under IFRS			1,637,284	1,417,061

a) Reclassification of financial instruments at fair value through profit or loss:

Under BRGAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement” the financial assets can be measured at fair value and included in the category as “other financial assets at fair value through profit or loss” to eliminate or significantly reduce the accounting mismatch the recognition or measurement derived from measuring assets or liabilities or recognizing gains or losses on them on different bases, which are managed and their performance evaluated on the basis of fair value. Thus, the Bank classified loans, financing and deposits that meet these parameters, as the "other financial assets at fair value through profit or loss", as well as certain debt instruments classified as “available for sale” under BRGAAP. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

b) Reclassification of financial instruments to available-for-sale:

Under BRGAAP, the Bank accounts some investments, for example, in debt securities at amortized cost and equity securities at cost. At the time of preparing this balance sheet, management revised its strategy for managing their investments and in accordance with the premises of the Central Bank Circular 3.068, were reclassified debt securities category for "negotiation" with record in fair value through profit or loss. Under IFRS, the Bank has classified these investments as available for sale, measuring them at fair value with changes recognized in the "Consolidated statements of comprehensive income", within the scope of IAS 39 "Financial Instruments: Recognition and Measurement", which does not allow reclassification of any financial instrument for the fair value through profit or loss category after initial recognition.

c) Impairment on loans and receivables:

On the income refers to the adjust based on estimated losses on loans and receivables portfolio, which was established with based on historical loss of impairment and other circumstances known at the time of evaluation, according to the guidance provided by IAS 39 "Financial Instruments: Recognition and Measurement. These criteria differ in certain aspects of the criteria adopted under BRGAAP, which uses certain regulatory limits set by the Central Bank.

d) Deferral of financial fees, commissions and inherent costs under effective interest rate method:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and other costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognized directly as income when received or paid.

e) Reversal of goodwill amortization:

Under BRGAAP, goodwill is amortized systematically over a period upto 10 years and additionally, the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; comparing its recoverable amount with its carrying value. The tax amortization of goodwill of Banco ABN Amro Real SA represents a difference between book and tax basis of a permanent nature and definitive as the possibility of future use of resources to settle a tax liability is considered remote by management, supported by the opinion of expert external advisors. The tax amortization of goodwill is permanent and definitive, and therefore does not apply to the recognition of a deferred tax liability in accordance with IAS 12, on temporary differences.

f) Realization on purchase price adjustments:

As part of the allocation of the purchase price related to the acquisition of Banco Real, following the requirements of IFRS 3, the Bank has recognized the assets and liabilities of the acquiree to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are kept at their book value. This purchase price adjustment relates substantially to the following items:

• The allocation related to the value of assets in the loan portfolio. The initial recognition of value of the loans at fair value, adjustment to the yield curve of the loan portfolio in comparison to its nominal value, which is apportion by its average realization period.

• The amortization of the identified intangible assets with finite lives over their estimated useful lives.

g) Recognition of fair value in the partial disposal of investments in subsidiaries

Under IFRS, in accordance with IFRS 10 "Consolidated Financial Statements" on partial disposal of a permanent investment, fair value is recognized over the remaining portion. Under BRGAAP, this type of operation, ongoing participation is accounted for by its book value.

h) Option for Acquisition of Equity Instrument

Within the context of transaction, Banco Santander has granted to members of the Getnet S.A. and the Banco Bonsucesso a put with the purpose all shares of Getnet S.A. and the Banco Bonsucesso held by them. As set out in IAS 32, a financial liability was recognized for its commitment, and as a result it has a specific account in stockholders' equity in the amount of R$950 million and R$67 million respectively. Were accounted a amoun R$240 million in Non - Controlling Interests in the Banco Bonsucesso transaction.

APPENDIX I – SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.

Directly and Indirectly controlled by Banco Santander (Brasil) S.A.		Participation %		Stockholders'
	Activity	Direct	Indirect	Equity	Net Income
Banco Bandepe S.A.	Bank	100.00%	100.00%	3,034,826	74,488
Santander Leasing S.A. Arrendamento Mercantil	Leasing	78.57%	99.99%	4,090,952	151,412
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	100.00%	100.00%	1,394,619	147,755
Santander Brasil Administradora de Consórcio Ltda.	Buying club	100.00%	100.00%	151,224	4,310
Santander Microcrédito Assessoria Financeira S.A.	Microcredit	100.00%	100.00%	22,466	355
Santander Brasil Advisory Services S.A.	Other Activities	96.52%	96.52%	13,283	324
Santander Securities Services Brasil DTVM S.A. (3)	Dealer	100.00%	100.00%	900,051	30,387
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Broker	99.99%	100.00%	413,543	31,265
Santander Participações S.A. (4)	Holding	100.00%	100.00%	1,859,230	10,610
Santander Getnet (1) (7)	Other Activities	88.50%	88.50%	1,204,747	66,392
Sancap Investimentos e Participações S.A.	Holding	100.00%	100.00%	317,727	7,483
Mantiq Investimentos Ltda.	Other Activities	100.00%	100.00%	10,045	837
Santander Brasil EFC	Financial	100.00%	100.00%	2,434,638	12,267
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros	Insurance Broker	60.65%	60.65%	370,261	24,845

Controlled by Santander Serviços
Webcasas S.A.	Other Activities	-	100.00%	19,192	(1,310)

Controlled by Getnet S.A. (5)
Auttar HUT Processamento de Dados Ltda. (Auttar HUT) (5)	Other Activities	-	100.00%	8,303	629
Go Pay Comércio e Serviços de Tecnologia da Informação Ltda. (Go Pay) (5)	Other Activities	-	100.00%	291	10
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia) (5)	Other Activities	-	100.00%	4	(30)
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale) (5)	Other Activities	-	100.00%	1,015	975
Transacciones Eletrónicas Pos Móvil S.A. (Pos Móvil) (5)	Other Activities	-	100.00%	(395,770)	(728,285)

Controlled by Sancap
Santander Capitalização S.A.	Savings and annuities	-	100.00%	207,711	22,043
Evidence Previdência S.A. (2)	Holding	-	100.00%	172,044	(14,740)

Controlled by Aymoré CFI
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super) (8)	Other Activities	-	50.00%	32,849	(892)
Banco Bonsucesso Consignado S.A. (9)	Bank	-	60.00%	599,634	4,483

Controlled by Banco Bonsucesso Consignado S.A.
BPV Promotoda de Vendas e Cobrança Ltda. (9)	Other Activities	-	100.00%	7,861	(1,549)
BSI Informática Ltda. (9)	Other Activities	-	100.00%	(461)	(1,295)

Directly and Indirectly controlled by Banco Santander (Brasil) S.A.
Brazil Foreign Diversified Payment Rights Finance Company (a)(10)	Securitization	-	(a)(10)	-	-
Santander FIC FI Contract I Referenciado DI (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Unix Multimercado Crédito Privado (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Financial Curto Prazo (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Capitalization Renda Fixa (a)	Investment Fund	-	(a)	-	-
Santander Paraty QIF PLC (a)	Investment Fund	-	(a)	-	-
(a) Company over which effective control is exercised, according with IFRS 10 - Consolidated Financial Statements, and there is no ownership interest.

(1) Banco Santander has authority to make decisions related to business strategy. Additionally, Banco Santander allows Getnet the use of its branch network and brand for the sale of products, which among other factors determines the Bank's control of Getnet.

(2) On the Extraordinary Shareholders Meeting (ESM) held on December 5, 2014 was approved the capital increase by Sancap amounting R$140,000, through the issue of 7,000,000 new common shares, no face value, changing the current capital from R$45,000 to R$185,000. On January 29, 2015, was approved by "Superintendência de Seguros Privados – SUSEP" the transfer of Ensuring Benefits Fund Portfolio - FGB of Zurich Santander Brasil Seguros e Previdência S.A. for Evidence Previdência S.A. On February 2, 2015, assets and reserves of that Portfolio has been transferred and are now managed by the Evidence.

(3) The Shareholders’ Meeting of June 6, 2014, was approved to change the name of the CRV DTVM for Santander Securities Services Brazil DTVM S.A., the change of the corporate name was approved by the Central Bank on July 25, 2014. The ESM held on September 16, 2014 approved the capital increase by the amount of R$822,000, wherein 50% of its value R$ 441,000 was paid by Banco Santander in the act and the remaining 50% R$441,000 will be paid within 120 day from the referred date. Due to the capital increase, 1,673,368 new ordinary shares, no face value, were issued and its capital was increased from R$18,313 to R$840,313. The capital increase was approved by the Central Bank, on October 3, 2014. (note 3).

(4) At the Extraordinary General Meeting held on August 1, 2014 was approved the increase of its capital stock amounting to R$98,562; and the capital stock of R$1,131,738 to R$1,230,300 through the issuance of 242,471 new ordinary shares subscribed and paid by Banco Santander as follows: R$20,050 in local currency and R$78,512 through the transfer at Banco Santander, of 131,583,368 ordinary shares Santos Energia Participações S.A. (Santos Energia), through its investment in Santos Energia to Santander Participações. At the EGM held on September 1, 2014, was approved a further increase in the share capital of Santander Participações of R$320,700, and the capital stock of R$1,230,300 for R$1,551,000 through the issuance of 761,053 new ordinary shares subscribed and paid by Banco Santander as follows: R$249,087 in local currency and R$71,613 by transferring at Banco Santander, of 252,311 ordinary shares of BW Guirapá I SA, and its tied obligation to those shares of conduct the paying in still pending in BW Guirapá I SA in the amount of R$91,000, through its investment for Santander Participações.

(5) Companies acquired indirectly by the acquisition of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.S.A. (Getnet) by Getnet S.A (current corporate name of Santander Getnet)
(6) Investment acquired on March 7, 2014.

(7) On April 4, 2014, was realized the payment of the total capital of Santander Getnet the amount of R$3,000, from the current R$13,000 to R$16,000. At The ESM held on July 31, 2014 the shareholders approved a capital increase at the amount of R$1,173,503, from the current capital R$16,000 to R$1,189,503, by issuance of 53,565,000 new common shares, nominative and no face value, fully subscribed and paid by Banco Santander as follows: R$ 1,156,263 in current national currency and R$17,240 by conferencing of 5,300 common shares, no face value, issued by Izettle do Brasil Meios de Pagamento S.A. from Banco Santander to Santander Getnet capital. At the ESM held on August 31, 2014 the shareholders of the companies approved the merger of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet) into Santander Getnet and they also approved the changing of the corporate name, from the current Santander Getnet to Getnet S.A.

(8) Investment acquired on December 12, 2014. The EGM of December 15, 2014, approved the capital reduction in order to fit the value of effectively paid amounts, which goes from R $ 51,128 to R $ 49,451, said reduction in the amount of R $ 1,677, without cancellation of shares, and no refund of any amounts to shareholders, subject to the provisions of applicable law.

(9) Companies acquired indirectly by the acquisition of Banco Bonsucesso (Note 3.a)
(10) The Brazil Foreign was closed on April 27, 2015, according to the Certificate of Dissoluiton issued by the Registral of Companies of the Cayman Islands on January 29, 2015.

BANCO SANTANDER (BRASIL) S.A.
PERFORMANCE REVIEW

Dear Stockholders:

We present the Performance Review to the consolidated financial statements of Banco Santander (Brasil) S.A. for the period ended March 31, 2015, prepared in accordance with IAS 34, Interim Financial Reporting, from International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of IFRIC) (IFRS).

1) Macroeconomic Environment

In the first quarter of 2015 the banking activity in Brazil was carried out in an environment of weak economy and higher interest rates to curb inflation and depreciation of the real against the dollar.

The Selic interest rate stood at 12.75%, up 100 basis points from the 11.75% in the end of 2014. Monetary policy action along with fiscal tightening measures should help contain inflation. The IPCA reached 8.14% in March, exceeding the target that is 6.5%.

The labor market remained strong, with unemployment rate of 5.9% in February, near historic lows.

The loan portfolio grew 0.5% in February 2015, while annual growth totaled 11.0%. This growth was mainly driven by earmarked loans (0.8% in the month and 18.1% in twelve months). The portfolio of public banks grew 16.3% in twelve months and private banks grew 5.4%.

2) Performance

2.1) Net Income

INCOME STATEMENTS (R$Millions)	1Q15	1Q14	changes annual %	4Q14	changes in period %
INTEREST NET INCOME	7,237	7,011	3.22	6,775	3.48
Income from equity instruments	7	2	250.00	49	-95.92
Income from companies accounted for by the equity method	32	27	18.52	23	17.39
Fee and commission net	2,254	2,016	11.81	2,490	-19.04
Gains (losses) on financial assets and liabilities (net) + Exchange differences (net) (1)	(4,698)	631	-844.53	(952)	-166.28
Other operating income (expense)	(89)	-136	-34.56	(98)	38.78
TOTAL INCOME	4,743	9,551	-50.34	8,287	15.25
Administrative expenses	(3,409)	-3,309	3.02	(3,774)	-12.32
Depreciation and amortization	(396)	-302	31.13	(373)	-19.03
Provisions (net)	(584)	-444	31.53	(637)	-30.30
Impairment losses on financial assets and other assets (net)	(2,639)	-2,912	-9.38	(2,738)	6.36
Gains (losses) on disposal of assets not classified as non-current assets held for sale	2	0	-	11	-100.00
Gains (losses) on non-current assets held for sale not classified as discontinued operations	62	2	-	4	-50.00
OPERATING PROFIT BEFORE TAX	(2,221)	2,586	-185.89	780	231.54
Income taxes (1)	3,858	-1,169	-430.03	649	-280.12
CONSOLIDATED PROFIT FOR THE YEAR	1,637	1,417	15.53	1,429	-0.84

The administrative expenses totaled R$1,610 millions and R$1,597 millions on March 31, 2015 and 2014 respectively. The personnel expenses totaled R$1,799 million and R$1,713 million on March 31, 2015 and 2014. The administrative expenses decreased 0.8% and the personnel expenses increased 5.0% YoY.

As a result the efficiency ratio, calculated by division of the general expenses amounting R$3,409 million by total revenue amounting R$4,743 million, reached 71.9%.

Transactions and significative events (1)

The total taxes includes income tax, social contribution, PIS and Cofins. On March 31, 2015, the tax change amounted to a credit of R$3.858 million, how ever considering the Cayman fiscal hedge effect the income tax change is an expense of R$863 million.

The Bank operate a branch in the Cayman Islands and Santander EFC which are used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us that are extended to our customers for working capital and trade-related financings. Under Brazilian income tax rules, the gains or losses resulting from the impact of appreciation or devaluation of the real in foreign investments is nontaxable (deductible) to PIS/COFINS/IR/CSLL. This tax treatment results in volatility in the tax expenses (PIS/COFINS/IR/CSLL) on our income statement. This asymmetry is offset through a derivative position in U.S. dollar futures, which generates gains or losses depending of any devaluation or appreciation of the real, which is the Bank´s strategy to protect the after-tax results.

The hedge effect of the foreign investments impacted expenses PIS/COFINS/IR/CSLL, on March 31, 2015, caused gains of R $ 4,721 million, due to the currency devaluation in the period. On the other hand, the position of derivative contracts generated a loss in the income statement on financial assets, which economically nullified the effects recorded in tax expenses.

Coverage of the foreign investments					03/31/2015
(+/-) Gains and Losses on financial assets					(4,721)
(+/-) Total tax					4,721
(+/-) PIS and Cofins					513
(+/-) Income and social contribution taxes					4,208

Analysis of Income by Segment

Banco Santander operates two business segments: Commercial Bank and Global Wholesale Bank. The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all treasury departments and the equities business.

RESULTS BY SEGMENT (R$Millions)	1Q15	% in profit before tax	1Q14	% in profit before tax	changes annual %
Commercial Bank (1)	(2,986)	134.44	1,850	71.54	-261.41
Global Wholesale Banking	765	-34.44	736	28.46	3.94
Profit Before Tax	(2,221)	100.00	2,586	100.00	-185.89

(1) Includes in the Commercial Bank, the economic hedge of investment in US Dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$4,721 due to the effects of the devaluation of the Real against the US Dollar on March 31, 2015, the Profit before Tax for the Commercial Bank segment was R$1,735.

2.2) Assets and Liabilities

BALANCE SHEET (R$Millions)	Mar/15	Mar/14	changes annual %	Dec/14	changes in period %
Cash and Balances with the Brazilian Central Bank	64,681	60,216	7.41	55,904	15.70
Financial Assets held for Trading	47,593	32,370	47.03	56,014	-15.03
Other Financial Assets at Fair Value Through Profit or Loss	2,492	1,342	85.69	997	149.95
Available-for-Sale Financial Assets	80,636	62,133	29.78	75,164	7.28
Loans and Receivables	283,593	237,334	19.49	264,608	7.17
Hedging Derivatives	696	179	288.83	213	226.76
Non-Current Assets Held For Sale	783	374	109.36	930	-15.81
Investments in Associates and Joint Ventures	1,056	1,087	-2.85	1,023	3.23
Tax Assets	27,777	21,596	28.62	23,020	20.66
Other Assets	3,651	5,375	-32.07	5,066	-27.93
Tangible Assets	6,910	6,720	2.83	7,071	-2.28
Intangible Assets	30,700	29,010	5.83	30,221	1.58
TOTAL ASSETS	550,568	457,736	20.28	520,231	5.83

Financial Liabilities Held For Trading	31,289	14,504	115.73	19,570	59.88
Financial Liabilities at Amortized Cost	407,544	337,558	20.73	392,187	3.92
Hedge Derivatives	1,751	542	223.06	894	95.86
Provisions	11,047	10,576	4.45	11,127	-0.72
Tax Liabilities	12,896	12,362	4.32	12,423	3.81
Other Liabilities	6,291	5,251	19.81	5,347	17.65
TOTAL LIABILITIES	470,818	380,793	23.64	441,548	6.63

Total Equity	79,750	76,943	3.65	78,683	1.36

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	550,568	457,736	20.28	520,231	5.83

Funding

Total funding (deposits from credit institutions, deposits from clients, marketable debt securities, subordinated liabilities and debt instruments eligible to compose capital ) reached R$382,483 million in 2015 and R$311,382 in March 2014, an increase of 22.8%.

2.3) Loan Portfolio

LOANS AND RECEIVABLES (R$Million)	Mar/15	Mar/14	annual changes %	Dec/14	changes in period %
Loans and amounts due from credit institutions, gross	37,833	26,830	41.01	29,060	30.19
Impairment losses	(158)	(146)	8.22	(142)	11.05
Loans and amounts due from credit institutions, net	37,675	26,684	41.19	28,917	30.28

Loans and advances to customers, gross	259,141	224,208	15.58	249,111	4.03
Impairment losses	(13,222)	(13,558)	-2.48	(13,421)	-1.48
Loans and advances to customers, net	245,919	210,650	16.74	235,690	4.34

TOTAL LOANS AND RECEIVABLES	283,594	237,334	19.49	264,608	7.18

Impairment losses

The expenses for impairment losses on loans and receivables, including the total of recovieres, totaled R$2,634 million and R$2,909 million in the period ended on March 31, 2015 and 2014, respectively, decreasing 9.5%.

2.4) Stockholders’ Equity

In Mach 2015, Banco Santander consolidated stockholders’ equity presented a increase of 3.6% YoY and 1.4% in the quarter.

The evolution of stockholders’ equity in the period is due, mainly, to the increase of net profit reached R$1,637 million in March 2015.

In 2015, 1,972,900 Units were acquired and 4,369,086 Units paid as Bonus and Long-Term Incentive Plan - Local treasury shares. The balance accumulated of treasury shares on March 31, 2015, amounting to 14,134,991 Units (12/31/2014 - 16,531,177 Units) equivalent to R$196 million (12/31/2014 - R$230 million). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$11.01, R$14.10 e R$18.51. In 2015, was acquired 57,100 ADRs. The balance accumulated of ADRs acquired and held in treasury amounted to 13,137,665 ADRs, in the amount of R$261 million (12/31/2014 - R$215 million). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$4.37, US$ 6.17 e US$10.21. The market value of these shares on March 31, 2015 was R$14.07 per Unit and US$4.41 per ADR. In the period ended March 31, 2015, due to the Optimization Plan PR, were registered amount of R$0.057 million issuance cost, totaling R$457 million (12/31/2014 - R$446 million) of treasury shares.

In March 2015, dividends of R$150 millions were declared as shown below:

DIVIDENDS AND INTEREST ON CAPITAL (R$Millions)	Mar/15	Dec/14
Interest on capital	-	690.0
Interim Dividends	-	99.8
Intercalary Dividends	150.0	740.2
Total	150.0	1,530.0

• Plan to Optimize the Capital Structure

According to the Material Fact disclosed on September 26, 2013, in order to optimize Banco Santander´s capital structure, the Board of Directors submitted a proposal to optimize the composition of Banco Santander’s regulatory capital to the shareholders for their approval ("PR Optimization Plan"). The aim is to establish a more efficient capital structure, consistent with the recent prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The PR Optimization Plan has the following items: (i) the distribution of equity to the shareholders of Banco Santander in the total amount of R$6 billion, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

Equity Distributions

On November 1st, 2013, the proposal for distribution of equity to shareholders was approved on Shareholders’ Meeting. In January 2014, conditions for effective recovery of resources (lapse of time for opposition from unsecured creditors, approval by the Bacen and filing the minutes of the meeting at the Junta Comercial do Estado de São Paulo - JUCESP). The equity distribution to shareholders occurred on January 29, 2014, and the Bank's shares and Units have been traded ex-rights to the equity distribution since January 15, 2014.

Issuance of Notes

On January 14, 2014 the Board of Directors approved the issuance of notes outside Brazil, in US Dollars, amounting to R$6 billion. The issuance of Notes was held on January 29, 2014.

The specific characteristics of the Notes issued to compose the Tier I are: (a) Notional: US$1,247 billion, equivalent to R$3 billion, (b) Interest Rate: 7.375% p.a. (c) Maturity: The Tier I Notes shall be perpetual; (d) Frequency of interest payment: interest will be paid quarterly from April 29, 2014; (e) Discretion: Banco Santander can cancel the distribution of interest at any time, for an unlimited period, with no accumulation rights and this suspension shall not be considered as a default event; (f) Subordination: in the case of insolvency, the Notes' financial settlement is subordinated to all Tier II capital instruments. The specific characteristics of the Notes issued to form the Tier II are: (a) Notional: US$1,247 billion, equivalent to R$3 billion (b) Interest Rate: 6.0% p.a. (c) Maturity: the Tier II Notes will mature on January 29, 2024, and (d) Frequency of interest payment: interest payable semi-annually from July 29, 2014.

On April 15, 2014, the Bacen approved the issued notes to compose the Tier I and Tier II of Bank’s regulatory capital since the issuance date.

Bonus Shares and Share Reverse Split (inplit)

With the purposes of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing costs of transaction thereof, on March 18, 2014, our shareholders, in the extraordinary general meeting, approved, (i) a bonus share of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which results in bonus share of five preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of R$171,799; and (ii) share reverse split (inplit) of the totality of our common shares and preferred shares in a ratio of 1:55, so that each fifty-five (55) common shares and fifty-five (55) preferred shares now correspond to one (1) common share and one (1) preferred share, respectively. As a result, each Unit (SANB11) is now comprised of one common share and one preferred share. Such events were implemented on June 2, 2014.

Exchange Offer

On April 29, 2014 the Bank published Material Fact in order to inform that it was informed by its indirect controlling shareholder, Banco Santander Spain, that it would launch a voluntary exchange offer in Brazil and United States for acquisition of up to the totality of the shares of Banco Santander that were not held by Banco Santander Spain, which represented approximately 25% of Banco Santander’s share capital, with payment in shares of Banco Santander Spain. As a result of the Transaction, Bank would continue to be a listed company, although it would change from the Level 2 of Corporate Governance of BM&FBovespa to the traditional segment.

On June 9, 2014, it was held an extraordinary shareholder meeting, which resolved on the following Agenda: (a) the exit of the Bank from Level 2 of Corporate Governance; and (b) the selection of the specialized firm NM Rothschild & Sons (Brasil) Ltda. (“Rothschild”), to prepare a valuation report, called a “laudo”, based on the Bank’s economic value, for purposes of the Exchange Offer and the consequent exit from Level 2.

On June 13, 2014, the Bank announced to the market that the valuation report prepared by Rothschild was duly filed on the date hereof with (i) the CVM; (ii) the BM&FBovespa; and (iii) the U.S. Securities and Exchange Commission - SEC. The Company informed as well that an application for registration of the Exchange Offer was duly filed with the CVM on the date hereof.

On October 2, 2014 Banco Santander´s Board of Directors issued an opinion regarding the Exchange Offer and Banco Santander filed with the SEC its position with respect to the proposed transaction by means of a Schedule 14D-9. On October 16, 2014 Banco Santander Spain and Banco Santander disclosed to the market the adjustment of exchange ratio of the Exchange Offer referred to in the Public Notice (edital) published on September 18, 2014. In accordance with the Public Notice, the exchange ratio, and consequently the amount of BDR that entitles each Subscription Receipt, was adjusted from 0.70 BDR for each Unit and 0.35 BDR for each share, either ordinary or preferred, to 0.7152 BDR for each Unit and 0.3576 BDR for each share, either ordinary or preferred, in view of the compensation declared by Banco Santander Spain on October 16, 2014, under the Santander Dividendo Elección program, with record date on October 17, 2014.

On October 31, 2014, Banco Santander together with Banco Santander Spain announced to the market the Exchange Offer Results. Banco Santander Spain acquired 1,640,644 shares and 517,827,702 Units, representing, together, 13.65% of the share capital of Bank. Thereby, the participation of Grupo Santander in Banco Santander would be 88.30% of its total share capital, 88.87% of its common shares and 87.71% of its preferred shares, considering also the ADRs representative of Units acquired in the Exchange Offer in the USA. As consequence of the Exchange Offer, Santander Brasil´s shares are no longer listed on Level 2 of BM&FBovespa, and are trading on the traditional listing segment.

2.5) Basel Index

Financial institutions are required to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their risk activities, higher to the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

The minimum Regulatory Capital requirement (PR) is 11% until December 31, 2015. And the minimum Regulatory Capital requirement of Tier I is 6% and the Principal Capital requirement of 4.5%.

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. These rules were repealed by Resolution 4.192/2013 and 4.278/2013 which took effect in October 2013. And the Resolution 4,193 and 4,281 of 2013, establishing the model for calculating the minimum Regulatory Capital requirements (PR), Tier I and Principal Capital. These resolutions state that the composition of the Regulatory Capital is done through equity, subordinated debt, hybrid capital instruments. The index is calculated on a consolidated basis, as shown below:

BASEL INDEX %	Mar/15 (1)	Dec/14
Basel Index - consolidated	16.0	17.5

(1) As a continuation the adoption of the rules established by Resolution 4,192/2013, as of January 2015, came into force the Prudential Conglomerate, defined by Resolution 4,280/2013, starting up a new period of comparison.

2.6) Main Subsidiaries

SUBSIDIARIES (R$Million)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)
Santander Leasing S.A. Arrendamento Mercantil	58,523.8	5,206.5	192.7	2,272.3
Aymoré Crédito, Financiamento e Investimento S.A.	31,064.1	1,394.6	147.7	27,313.6
Santander Brasil, Establecimiento Financiero de Credito, S.A.	3,584.7	2,680.9	10.9	2,587.9
Santander Corretora de Câmbio e Valores Mobiliários S.A	971.0	413.5	31.3	0.8
(1) Includes Leasing portfolio and other credits

Balances reported above are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen.

3) Events

3.1) Corporate Restructuring

We implemented several social movements in order to reorganize the operations and activities of entities according to the business plan of the Banco Santander.

a) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso)

On July 30, 2014 Banco Santander, through its controlled company Aymore CFI, and Banco Bonsucesso entered into an Investment Agreement whereby agreed to form an association in payroll credit card loan segment and payroll loans (Banco Bonsucesso Consignado).

On February 10, 2015, with the approval of the Central Bank, the transaction was concluded and Santander Brasil, through Aymoré CFI, became the controlling shareholder of Banco Bonsucesso Consignado, holding 60% of the share capital of the entity. Banco Bonsucesso owns the remaining portion of its share capital (40%).

Banco Bonsucesso Consignado became the exclusive vehicle of Banco Bonsucesso and its subsidiaries for the offer of payroll loans in Brazil. Banco Santander will continue to originate payroll loan transactions independently through its own channels.

As part of the transaction, Banco Santander has granted to the minority shareholders of Banco Bonsucesso a put option over shares of Banco Bonsucesso held by them equivalent to 40% of the total capital of the company. As set out in IAS 32, was recognized for the commitment made, as counterpart to a specific account in stockholders' equity in the amount of R$67 million. Were accounted a amount of R$240 million in Non - Controlling Interests.

b) Investment in the Company Super Pagamentos e Administração de Meios Eletrônicos LTDA. (“Super”)

On October 31, 2014, Aymoré CFI signed an investment agreement ("Agreement") with a view to make an investment in Super, which shall result in the subscription and payment of new shares issued by Super, representing 50% of its total and voting capital.

The closing of the operation held on December 12, 2014 and was subject to completion of certain conditions precedent set forth in the Agreement, including the prior approval of the Central Bank (obtained on December 2, 2014). Aymoré CFI subscribed and paid share capital of Super in R$31,128, through the issue of 20 million new common shares. Santander Conglomerate controls such company.

c) Merger of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet) by Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (current corporate name of Santander Getnet)

Banco Santander announced to the market on April 7, 2014, the company's purchase of Getnet ("Transaction"), through its subsidiary SGS, partner of Banco Santander in the development of the activities of acquiring and processing debit and credit cards payments.

At the EGM held on July 31, 2014, the capital increase of SGS of R$1,174 million was approved, from the current R$16 million to R$1,190 million through the issuance of 53,565,000 new common shares, nominative and without par value, fully subscribed and paid by Banco Santander as follows: R$1,156 million in local currency and R$17 million in through the carrying amount, by Banco Santander of 5,300 common shares without par value issued by the iZettle Brazil Payment Services SA to the capital of SGS, which raised the share of Banco Santander from in Getnet S.A. 50.0% to 88.5%.

On July 31, 2014, SGS acquired all the shares of Getnet. The purchase price amounted to R$1,156 million (R$1.089 million paid and R$67 million payable), and intangible assets were estimated at R$1,064 million. On December 31, 2014, with the completion of the study of Purchase Price Allocation (PPA), the intangible assets amounted to R$1,039 million.

In accordance with IFRS 3 – Business Combination, it reflects the purchase accounting adjustments determined at the acquisition date, based on the book collection on July 31, 2014, corresponding to a gain in fixed assets in the amount of R$49 million. The balance on December 31, 2014 is R$74 million.

The initial accounting of the PPA was made, as summarized below:

Summary of allocated values

Stockholders’ Equity on July 31, 2014				43
Added value of assets (1)				74
Adjusted accounting value				117
Purchase Price				1,156
Goodwill				1,039
(1) Recorded under the caption Tangible Assets.

At the EGM held on August 31, 2014 was approved the merger of SGS by Getnet under "Private Instrument of Protocol and Justification of Merger of the Getnet S.A. - (Protocol)" of August 29, 2014 (Merger).

The implementation of the Merger represents an important step in the simplification, consolidation and integration of capture and processing of operations activities of electronic payments Group Santander in Brazil, allowing for the consolidation for all commercial, financial and accounting purposes.

By the Protocol, Getnet S.A. received the book value of all assets, rights and obligations of Getnet totaling R$43 million which was extinguished and succeeded by Getnet S.A. in all their rights and obligations. In view that all the shares issued by Getnet are the property of Getnet SA, there was no increase in the share capital of Getnet SA following the approval of the Merger, so the net assets of Getnet were registered in Getnet SA in return of the investment account.

As part of the transaction, Banco Santander has granted to the minority shareholders of Getnet SA a put option over shares of Getnet SA held by them equivalent to 11.5% of the total capital of the company. As set out in IAS 32, was recognized for the commitment made, as counterpart to a specific account in stockholders' equity in the amount of R$950 million.

On August 31, 2014, the SGS shareholders also approved the change of the name of SGS to Getnet S.A.

d) Acquisition by iZettle do Brasil Meios de Pagamento S.A. (iZettle do Brasil)

On July 18, 2014, Banco Santander acquired 50% of the total corporate capital of iZettle Brasil, through a capital contribution to the company in the amount of R$17 million. On July 31, 2014, Banco Santander contributed the entirety of its stake in iZettle Brasil to the capital of SGS Getnet.

The iZettle Brasil operates in the payment market, with the development and distribution of products and payment solutions. This partnership was made in the context of a global agreement in December 2012 between Banco Santander, S.A (Spain) and iZettle Sweden in order to create a joint and coordinated effort in markets where the Santander Group operates, among them: Spain, Brazil, the UK and Mexico.

e) New Shareholders' Agreement of TecBan

In July 17, 2014, the country’s leading retail banks, including Banco Santander through one of its subsidiaries, had executed a new Shareholders’ Agreement of TecBan (“New Shareholders’ Agreement”). The New Shareholders’ Agreement establishes that, within approximately four years ahead its effective date, the Shareholders shall have replaced part of their own external-access Automated Teller Machines (“ATMs”) with Rede Banco24Horas ATMs, which are and will continue to be managed by TecBan. Thus increasing efficiency and providing more capillarity of services to the customer base. It is also expect a reduction in the costs and expenses related to the maintenance of ATMs.

In November 2014, Santander Serviços sold 1.16% of the investment in this company.

f) Sale of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.)

On June 19, 2014, preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Banco Santander, and all of the shares issued by Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.), a subsidiary of Banco Santander.

The Transaction is carried out within the context of an alliance abroad, among Banco Santander, S.A., funds of Warburg Pincus LLC, a company leader in the private equity sector, and the Singapore sovereign fund Temasek, involving the qualified custody business. Pursuant to the terms of the alliance, Santander Spain will hold 50% of a holding company that will integrate the custody divisions.

The sale operations was not concluded until March 31, 2015 and is subject to the satisfaction of certain customary conditions precedent for similar transactions, including the conclusion of definitive agreements and obtaining the necessary authorizations.

g) Sale of the Investment Fund Management and Managed Portfolio Operations, Currently Developed by Santander Brasil Asset

On December 17, 2013, the operation involving the sale of the asset management business current developed by Santander Brasil Asset was concluded("Transaction"), as informed in the Material Fact dated May 30, 2013. The Transaction falls within the context of a partnership abroad between Banco Santander Spain and the world’s leading private equity companies, Warburg Pincus and General Atlantic., which aims to promote the global growth of its unit management of third party funds. The Transaction generated a gain to Banco Santander of R$2,008 million before taxes (taxes effect of R$803 million).

Within the scope of the Transaction, Banco Santander disposed all Santander Brasil Asset shares, of which, during the Transaction, the asset management activity then performed by Santander Brasil Asset was segregated from third-party fund allocation activity into a new asset manager created for that purposes (“Asset Manager”).

As part of the Transaction, the Asset Manager and Banco Santander entered into a commercial agreement establishing the general rules for the management and distribution of products and services to Banco Santander's customers. Banco Santander will remain as administrator and distributor of funds, receiving remuneration consistent with market practices.

h) Others Corporate Movements

We also performed the following corporate actions:

• Partial spin-off of Webmotors with reduction on capital on April 30, 2013 and subsequent formation of a new company named Webcasas S.A.;

• Was celebrated on June 21, 2013 between Webmotors and Carsales.com the Share Subscription Agreement (“Agreement”) with a view for Carsales to participate in the capital stock of Webmotors (“Transaction”), representing 30% of all its capital amounting R$180 million. This transaction generated a gain in Santander Serviços of R$120 million related to the change in the percentage shareholding in Webmotors S.A. due to the entry of Carsales in its capital;

• Disposal on November 22, 2013 of all shares of MS Participações Societárias S.A. amounting R$47.2 millions by Banco Santander, for Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., followed by disposal on December 28, 2013 by Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., of investment for Elincasiol, S.L.

• On February 28, 2014, Santander has exercised a call option right to acquire 97,669 common shares of BW Guirapá I S.A., reaching the total of 252,311 shares.

• Acquisition on 7 March 2014, by Webmotors S.A., of 100% of the capital stock of KM Locanet Ltda – ME (“Compreauto”).

• On December 10, 2014 the acquisition by Webmotors S.A., of quotas representing 100% of the capital stock of Virtual Motors Páginas Eletrônicas Ltda. – ME was concluded.

• On March 23, 2015, Santander Participações S.A. sold its entire stake in Santos Energy Participações S.A. to Inversiones Global Capital, S.A., a company indirectly controlled by Santander Spain, in the total amount of R$ 127 million.

• On March 23, 2015, Santander Participações S.A. sold all of its interest in the Special Purpose Companies Gestamp Eólica Serra de Santana S.A., Gestamp Eólica Paraíso S.A., Gestamp Eólica Lanchinha S.A., Gestamp Eólica Seridó S.A. e Gestamp Eólica Lagoa Nova S.A. to ICG do Brazil S.A., a company indirectly controlled by Santander Spain, in the total amount of R$ 120 million.

4) Strategy

Santander Brasil is a universal bank focused on retail activities. Certainly, the only path to grow on a recurring and sustainable basis is providing excellence services to increase satisfaction levels and getting more linked clients. Thus, the priority is working as a simple, personal and fair bank. Our strategy is defined according to a long-term scenario and is mainly focused on an efficient execution of the following priorities:

• Increase clients’ preference and linkage with segmented, simple, modern and efficient products and services that, through a multi-channel platform, seek to maximize our customer satisfaction.

• Improve recurrence and sustainability growing in business with greater revenue diversification, considering balanced credit, funding and services and, at the same time, maintaining an efficient management of expenses and a strict control of risks.

• Capital discipline and liquidity to maintain the soundness of the balance sheet, to face regulatory changes and to take advantages of growth opportunities.

• Increase productivity through an intense agenda of productive transformation allowing us to offer a complete services portfolio.

The Strategy prioritizes the selective growth, a close and long-lasting relationship with shareholders and the alignment with Brazil’s economic and social development agenda, which occurs by means of aspects, such as a sustainable model of credit expansion, solid support to the private finance initiative and great contributions to infrastructure products.

Observing certain events in 2014, it is possible to see how our strategy has been effective and transforming our Bank into the best commercial bank. It is worth mentioning the opening of Latin America’s first Data Center TIER IV. This new data processing center allows us to increase our processing capacity (on average, 210 million transactions/day). We acquired GetNet, which will allow us a greater flexibility in the payment management, with the possibility of offering a more complete value portfolio to our clients and capturing the operational and business synergies with our credit card business. In addition, through our interest held in Banco Bonsucesso, we seek to expand our payroll-deductible loan portfolio and, with Super Pagamentos acquisition, we have the possibility of offering simplified financial services to commercial segments, such as the prepaid card. We also mention the launching of a new Mobile Banking and the upgrade of our Internet Banking, amongst others.

In the first quarter of 2015, we sought to consolidate the advances achieved in 2014, such as the simplification of processes and the implementation of a new business model called “CERTO”, which allows a greater simplicity and business dedication to our clients through a single management platform with integrated tools, in order to strengthen the customer relationship.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted. The table below presents the ratings assigned by the main rating agencies.

6) Corporate Governance

On January 29, 2015, the Board of Directors of the Bank: (i) met the activities undertaken by the Audit Committee of the economic and financial conglomerate Santander in Brazil and their interactions with the internal areas and with internal and independent auditors of the Bank, and the Audit Committee's Report on the Financial Statements, all for the fiscal year ended December 31, 2014, and the proposal of the Controlling Shareholder of the Bank, to recommend the new member's election to the Board of Directors of the Bank, namely, Mr. Sergio Agapito Lires Rial; and (ii) reviewed and approved the budget of the Bank for the 2015 financial year.

On February 25, 2015, the Board of Directors of the Bank: (i) approved the Ombudsman Report for the 2nd half of 2014 and corrective measures as a result of complaints received; (ii) met the dismissal of Mr. Carlos Alberto Seiji Nomoto the post of Officer without specific designation of the Bank, and appointed Mr. Manoel Marcos Madureira as Officer responsible for Social and Environmental Responsibility Policy and its associated action plan, under Resolution 4,327 of April 25, 2014, the National Monetary Council, replacing Mr. Carlos Alberto Seiji Nomoto.

On March 18, 2015, the Board of Directors of the Bank: (i) approved the election of members of the Audit Committee of the Banck for another term; (ii) met the financial and economic results for the months of January and February 2015; (iii) proposed amending the date of payment of dividends and interest on capital for the fiscal year 2015 for up to 180 days from the date of its declaration, to be submitted for approval at the Extraordinary General Meeting; (iv) proposed to the General Meeting the overall remuneration of Officers and members of the Audit Committee; (v) approve the Regulations on the 2014 Deferral Plans; (vi) approved the remuneration policy of the Directors for the year 2015; (vii) approved the amendment of Transactions with Related Parties' Policies, for purposes of compliance with CVM Instruction 552 of October 9, 2014; (Viii) met the departure of Mrs. Maria Luiza de Oliveira Pinto Paiva and, as a member of the Corporate Governance and Sustainability Committee and the dismissal of Mr. Nilo Sergio Silveira Carvalho, Director with no specific designation of the Bank.

7) Risk Management

7.1) Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the standards of prudent management and customer focus, while respecting local legal and regulatory environment. Its main responsibilities are:

• To integrate and adapt the Bank's risk culture to the local environment, as well as risk management strategy, level of risk tolerance and the risk appetite, approved by Executive Comittee and Board of Directors

• To evaluate and approve credit and market proposals and credit limits of clients and portfolios (wholesale and retail);

• To authorize the use of local management tools and risk models and being informed about the result of its internal validation.

• Keep informed, assess and monitor the observations and recommendations that may be made by the supervisory authorities in the fulfillment of their duties.

The organizational structure of the Executive Vice President of Credit and Market Risk, which is independent from commercial areas, is composed of a nucleon responsible for the management of credit risk (targeted by areas acting under the portfolio management point of view), market risk and operational risk.

A specific department has the mission to consolidate the portfolios and respective risks, supporting senior management with an integrated information. In addition, it is also responsible for attending the regulators, internal and external auditors, as well as the Santander Group headquarter in Spain.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

7.2) Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating branches.

The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments. Risk management seeks to optimize value creation in the Banco Santander and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated. The Banco Santander uses a measurement model of economic capital in order to ensure it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

7.3) Credit Risk

The Credit Risk Management aims to supply subsidies to the definition of strategies, according to the risk appetite, in addition to setting limits, spanning the analysis of exposure and trends as well as the effectiveness of credit policy. The objective is to keep a risk profile and an appropriate minimum profitability that compensates the estimated default, both the client and the portfolio as defined the Executive Committee and Management Board. Additionally, it is responsible for the control and monitoring systems used in the management of credit risks and market These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

Risk Management specializes in the characteristics of the customers, as well as the process of risk management is segregated between individual customers (with monitoring of dedicated analysts) and customers with similar characteristics (standardized).

7.4) Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Banco Santander Brasil operates in accordance with the global policies aligned with the objectives in Brazil in accordance with the risk appetite of the Bank. For this purpose, it has developed its own model of Risk Management, as follows:

• Functional independence;

• Executive capacity sustained by knowledge and customer proximity;

• Global scope (different types of risk);

• Collective decisions that evaluate all possible scenarios and not compromise the results of individual decisions, including Brazil Executive Risk Committee, which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk / return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 521 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of Market Risk is part of the Vice President of Credit Risk and Market, which implements the policies of risk, taking into account local and global corporate settings.

7.5) Environmental and Social Risk

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Geology, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our wholesale clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

The social and environmental risk in suppliers is managed throughout the procurement process based on the 10 principles of the United Nations' Global Compact, which considers items such as human rights, working conditions, corruption prevention, social and environmental issues. In order to participate in a bid, a company must state that respects these principles. During approval, a technical evaluation is carried out, involving social and environmental criteria. Additionally, the suppliers classified as high impact undergo further evaluation on the operational, administrative, financial, tax, legal, governance, social and environmental aspects. This phase includes a visit to check the proofs and replies obtained during the evaluation.

7.6) Operational Risk Management, Internal Controls, Sarbanes-Oxley Act and Internal Audit

The local corporative area, Non-Financial Risks, is responsible for implementing the Operational Risks and Internal Controls management of Santander Bank (Brazil) S.A. It is subordinated to Executive Vice-President of Risks and count with people, structure, standards, methodologies and tools for ensuring adequacy of the management and control model.

Acts in preventing the operational risk and supports for the continued strengthening of the internal control system, attending the requirements of regulatory agencies, New Basel Agreement – BIS II and Sarbanes Oxley requirements and resolutions of the National Monetary Council. This model also follows the guidelines established by the Santander Spain based on COSO-Committee of Sponsoring Organizations of the Treadway Commission-Internal Control – Integrated Framework 2013.

The management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for: the continuous improvements of the operational and technological risk management culture and structure; improvements in the internal control environment, in order to ensure compliance with the established objectives and goals and also the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity related to operational risk.

The 2014 review of the effectiveness of internal controls in the Banco Santander companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded on March 30, 2015 and found no evidence of any of significant deficiences or material weaknesses.

Additional information on the management models can be found in the annual and social reports at www.santander.com.br/ri.

Internal Audit reports directly to the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application.

The Audit Committee and the Board of Directors were informed on the result of the work of Internal Audit’s works during the year ended in 2014, according to its annual plan.

The Audit Committee approved the internal audit work plan and activity report for 2015. In order to perform its duties and reduce coverage risks inherent to Conglomerate's activities, the Internal Audit area has internally-developed tools updated whenever necessary.

Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on its inherent risks, audit’s last rating, level of compliance with recommendations and size.

In addition, at least annually, the work programs are reviewed. These documents describe the audit tests to be performed, so that the requirements are enforced.

Throughout the twelve months of 2014, internal control procedures and controls on information systems pertaining to units under analysis were assessed according to the work plan for 2014, taking into account their design and operating effectiveness.

8) People

When we talk about the growth and development of Banco Santander, a force stands out: our People. Having a motivated and dedicated employees is a decisive factor in making the Bank the best bank for customers and the best company for professionals.

Professionals are the strongest link between the Bank and customers and so, day after day, Banco Santander enhances their management practices because it recognizes that only with engaged professional, motivated, well trained stay of and with full professional development, the Bank will manage to get more and better customers, satisfied , proud to do business with us and the Santander brand.

The Bank has a talented and committed team, with more than 49 thousand employees in Brazil. The Bank seeks professionals who likes challenge and want to go further and further away. Through the various differences to work in the Organization, offer support and the necessary conditions for each to do their work better.

• An environment that encourages everyone to do the best for the client: Banco Santander encourages a dynamic, challenging and stimulating environment, always focused on meeting customer needs.

• An environment that values new ideas: the Bank's culture reinforces the value of new ideas, is therefore interested to hear the contributions of professionals and stimulates the creative and innovative thinking to together under the best and most efficient solutions;

• An environment where everybody make a difference: the Bank recognizes the contributions and individual differences, but, above all, values teamwork, because sure that the joint action contributes to customer satisfaction and the achievement of best results;

• A opportunities and development environment: the Bank recognizes the potential of professionals, so it offers opportunities, invest in the development and offer it the necessary support for the professional and personal growth of People.

9) Sustainable Development

The sustainability strategy of Banco Santander is based on three main pillars, all aligned to our business strategy and to Brazil’s development agenda: (i) Social and Financial Inclusion; (ii) Education; (iii) Socio-Environmental Business. Among the first quarter highlights are I) The publication of our Annual Report, following the directives from the Brazilian Association of Listed Companies (ABRASCA), the G4 guidelines from the Global Reporting Initiative (GRI) - an international NGO responsible for one of word’s most popular sustainability reporting frameworks -, and already using concepts from the Integrated Reporting, a new communication approach which connects the Bank’s most relevant information; and II) The publication of our Socio-Environmental Responsibility Policy, based on the directives from the CMN 4.324 resolution, that apply to all financial institutions regulated by the Brazilian Central Bank. The new policy implementation will take place throughout 2015, broadening the integration of sustainability criteria in the Bank decision making processes.

10) Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards, which provides the necessity of approval of any services by the Audit Committee of the Bank.

In compliance with CVM Instruction 381/2003, we hereby inform that in the period ended in March 2015, there have not been any contract for non-audit services from Deloitte Touche Tohmatsu Auditores, which cumulatively represent more than 5% of the related overall audit fee consideration. The non-audit services provided in the period ended March 31, 2015 was:

- 03/23/2015:Assurance on the selection of eligible customers and their distribution coupons as recommended in the regulation of promotion “Santander Copa América”.

In addition, the Bank confirms that Deloitte has procedures, policies and controls to ensure its independence, including the review of work performed, including any services other than external audit. This evaluation is based on the applicable regulations and accepted principles that preserve the independence of the auditor: (i) the auditor should not audit their own work; (ii) the auditor should not perform management functions; and (iii) the auditor should not promote the interests of his client. Acceptance and professional services not related to external audit for the period ended March 31, 2015 did not affect the independence and objectivity in the conduct of external audit examinations of the Banco Santander and other Group entities, since the principles above were observed.

The Board of Directors The Executive

(Approved at the Meeting of the Board of April 27, 2015).
***

BANCO SANTANDER (BRASIL) S.A.

Executive’s Report of Financial Statements

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executives' of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that they have discussed, reviewed and agreed with the Banco Santander's Financial Statements for the period ended March 31, 2015, the Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Banco Santander Executives on March 31, 2015:

CEO
Jesús Maria Zabalza Lotina

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Angel Santodomingo Martell

Vice-President Executive Officer
Antonio Pardo de Santayana Montes
Carlos Alberto López Galán
Carlos Rey de Vicente
Ignacio Dominguez-Adame Bozzano
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Oscar Rodriguez Herrero

Executive Officer
Fernando Díaz Roldán
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officer Without Designation
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Eduardo Müller Borges
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez De Colmenares Y Alvarez
Jean Pierre Dupui
Luiz Felipe Taunay Ferreira
Mara Regina Lima Alves Garcia
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Mário Adolfo Libert Westphalen
Mauro Cavalcanti de Albuquerque
Mauro Siequeroli
Nilton Sergio Silveira Carvalho
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Ronaldo Yassuyuki Morimoto
Sergio Antonio Borrielo
Sérgio Gonçalves
Thomas Gregor Ilg
Vanessa de Souza Lobato Barbosa

BANCO SANTANDER (BRASIL) S.A.

Executive’s Report of Independent Auditors' Report

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executives of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that they have discussed, reviewed and agreed with the conclusions expressed in the Banco Santander's Independent Auditors' Report for the period ended March 31, 2015, the Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Banco Santander Executives on March 31, 2015:

CEO
Jesús Maria Zabalza Lotina

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Angel Santodomingo Martell

Vice-President Executive Officer
Antonio Pardo de Santayana Montes
Carlos Alberto López Galán
Carlos Rey de Vicente
Ignacio Dominguez-Adame Bozzano
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Oscar Rodriguez Herrero

Executive Officer
Fernando Díaz Roldán
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officer Without Designation
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Eduardo Müller Borges
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez De Colmenares Y Alvarez
Jean Pierre Dupui
Luiz Felipe Taunay Ferreira
Mara Regina Lima Alves Garcia
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Mário Adolfo Libert Westphalen
Mauro Cavalcanti de Albuquerque
Mauro Siequeroli
Nilton Sergio Silveira Carvalho
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Ronaldo Yassuyuki Morimoto
Sergio Antonio Borrielo
Sérgio Gonçalves
Thomas Gregor Ilg
Vanessa de Souza Lobato Barbosa

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 28, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto López Galán
Carlos Alberto López Galán Vice - President Executive Officer